Nexa Reports Third Quarter 2022 Results including Adjusted EBITDA of US$103 Million

Luxembourg, October 27, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and nine months ended September 30, 2022.

CEO Message – Ignacio Rosado

“Market expectations for a global recession driven by rising inflation resulted in aggressive monetary policy tightening, increasing commodity price volatility, and which has put base metal prices under significant pressure since mid-second quarter. Although we believe the fundamental value for zinc will be strong in the coming months, given low inventory levels and a decrease or shutdown of production in smelters in Europe, we are taking appropriate measures to maintain a healthy balance sheet through consistent execution of our cost reduction programs, CAPEX optimization and improved cash flow generation strategy.

The adaptability of our organization as well as our operational efficiencies, have helped us overcome obstacles during the pandemic. We expect this resilience to help us navigate the current global macroeconomic challenges that our industry is facing. In 3Q22, we have delivered on production and costs guidance, however, our financial results have been impacted by the decrease in metal prices.

As we continue the ramp up process at Aripuanã, we are focused on optimizing process plant stability and recoveries while steadily increasing the plant throughput rate. We believe we are on track to commence commercial production in December. We are proud to have completed our first greenfield project during an extremely challenging global environment.

We remain confident about the long-term fundamentals of our industry. Our solid balance sheet and our ability to adapt to the ever-changing circumstances will enable us to generate sustainable cash flow. In the short-term, we are prioritizing to deliver on guidance, the extension of our life-of-mines and cash flow generation.

Lastly, we recently updated our ESG program and have issued targets and long-term commitments aiming at our new purpose – ‘mining that changes with the world’, which will guide all our initiatives.”

Summary of Financial Performance

US$ million (except per share amounts)	3Q22	3Q21	9M22	9M21
Net revenues	703	655	2,254	1,944
Gross profit	85	148	555	539
Net income (loss)	(40)	(9)	158	145
EBITDA (1)	111	156	614	568
Basic and diluted earnings per share ("EPS")	(0.31)	(0.14)	0.99	0.85
Adjusted net income (loss) (1)	(48)	(9)	141	145
Adjusted EBITDA (1)	103	155	598	568
Adjusted basic and diluted EPS (1)	(0.37)	(0.14)	0.86	0.85
Cash provided by operating activities before working capital (1) (2)	93	137	561	546
Capex	85	144	265	344
Free cash flows (1)	(87)	(260)	(226)	(300)
Total cash (3)	538	807	538	807
Net debt (1)	1,115	908	1,115	908

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS exclude the non-cash impact related to the offtake agreement. Please refer to the adjusted EBITDA reconciliation and “Offtake agreement” on pages 14 and 38 of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on September 30, 2022.

(2) Working capital changes in 3Q22 had a negative impact of US$23 million, totaling a negative variation of US$203 million in 9M22. Working capital in 3Q21 had a negative impact of US$21 million, totaling a negative variation of US$43 million in 9M21.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪  Zinc production of 76kt in 3Q22 decreased by 5% compared to 3Q21, due to the expected decrease in Cerro Lindo production driven by an anticipated lower average head grade and lower treated ore. Compared to 2Q22, zinc production decreased by 4% also mainly driven by Cerro Lindo. Zinc production totaled 222kt in the first nine months of 2022, compared to 239kt in the comparable period of 2021.

▪	Run of mine mining cost in 3Q22 was US$43/t compared to US$41/t in 3Q21 reflecting inflationary cost pressure, including energy and labor, partially offset by our cost control initiatives and higher treated ore. Compared to 2Q22, run of mine mining cash cost was relatively flat.
▪	Mining cash cost net of by-products[1] in 3Q22 was US$0.57/lb compared with US$0.22/lb in 3Q21 and US$0.16/lb in 2Q22. In both comparisons, this increase was mainly due to lower by-products credits and zinc volumes.
▪	The smelting segment performed as planned, with metal production of 158kt increasing by 10% from 3Q21, which was affected by scheduled and unscheduled roaster maintenance and the reduction in calcine availability. Compared to 2Q22, production increased by 1%.
~~▪~~	In 3Q22, metal sales were 162kt, up by 4% and 7% from 3Q21 and 2Q22, respectively.
▪	Smelting conversion cost was US$0.26/lb in 3Q22 compared with US$0.23/lb in 3Q21 due to inflationary impacts on costs, including energy. Compared to 2Q22, conversion cost decreased by US$0.03/lb due to the decrease in other variable costs, such as input costs, and higher volumes.
▪	Smelting cash cost[1] in 3Q22 was US$1.36/lb compared with US$1.16/lb in 3Q21, mainly explained by market-related factors, such as higher zinc prices with a negative impact of US$0.22/lb. LME zinc price averaged US$3,271/t (US$1.48/lb) in 3Q22, up 9% year-over-year. Compared to 2Q22, smelting cash cost decreased by 6%, due to lower operating costs and higher volumes.
Mining production (metal in concentrate)		3Q22	2Q22	1Q22	9M22	1Q21	2Q21	3Q21	4Q21	2021

Zinc	kt	76.0	79.2	66.3	221.5	77.4	81.6	79.9	81.1	319.9
Copper	kt	7.4	9.6	6.9	23.9	7.9	6.9	7.8	7.0	29.6
Lead	kt	15.3	14.2	12.4	41.8	10.4	11.7	10.8	12.7	45.6
Silver	MMoz	2.6	2.6	2.2	7.4	2.1	2.2	2.2	2.3	8.8
Gold	koz	7.1	6.9	6.4	20.3	4.8	6.1	6.4	8.2	25.5

Smelting sales		3Q22	2Q22	1Q22	9M22	1Q21	2Q21	3Q21	4Q21	2021

Metal	kt	162.3	152.1	134.3	448.8	148.4	156.6	155.5	158.4	618.8
Zinc metal		151.7	141.4	124.0	417.0	138.5	146.7	144.6	148.1	577.9
Zinc oxide		10.7	10.8	10.4	31.8	9.8	9.9	10.9	10.3	40.9

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

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Financial Performance

▪	Net revenues in 3Q22 were US$703 million compared with US$655 million in 3Q21 due to higher LME zinc price, metal sales and lead volume. Compared to 2Q22, net revenues decreased by 15% as a result of lower prices across all metals, partially offset by higher metal sales. In 9M22, net revenues were US$2,254 million, up 16% over 9M21 due to higher zinc prices.
▪	In September 2022, consistent with Nexa’s silver streaming accounting policy, the Company recognized a non-cash reduction of US$11 million as a remeasurement adjustment in its silver stream recognized revenues given higher forecasted long-term prices and an updated mine plan for Cerro Lindo mine (“the silver stream effect”).
▪	Adjusted EBITDA[2] in 3Q22 decreased to US$103 million, compared with US$155 million in 3Q21 and US$286 million in 2Q22, driven by a decrease in both the mining and smelting segments, as further explained below. Adjusted EBITDA for the nine months ended September 30, 2022, was US$598 million compared with US$568 million in 9M21.
▪	Adjusted EBITDA for the mining segment in 3Q22 was US$45 million compared with US$145 million in 2Q22. Of this decrease, US$95 million was driven mainly by lower volumes and the negative price effect variation related to lower base metal prices and changes in market prices that result in mark-to-market (“MTM”) adjustments. The silver stream effect noted above, and pre-operating expenses related to Aripuanã also affected the quarter’s result. Compared to 3Q21, adjusted EBITDA decreased by 51%.
▪	In 9M22, adjusted EBITDA for the mining segment totaled US$318 million compared with US$331 million last year, including in both periods the pre-operating expenses related to Aripuanã and the silver stream non-cash impact.
▪	Pre-operating expenses related to Aripuanã were US$15 million in 3Q22 compared to US$3 million in 3Q21 and US$18 million in 2Q22. In 9M22, Aripuanã pre-operating expenses totaled US$44 million.
▪	Adjusted EBITDA for the smelting segment in 3Q22 was US$59 million compared with US$140 million in 2Q22. This decrease was mainly driven by (i) the net negative price effect of US$60 million related to lower zinc prices and changes in market prices resulting in quotation period adjustments; and (ii) net negative hedge effect of US$18 million - primarily due to hedge mark-to-market adjustments resulting from lower LME prices mainly in 2Q22 – which is required to be recognized in the Company’s results in advance of the physical sale of finished products. Compared to 3Q21, adjusted EBITDA decrease by 9%.
▪	In 9M22, adjusted EBITDA for the smelting segment was US$282 million, up 17% compared to 9M21.
▪	In 3Q22, adjusted net loss was US$48 million and adjusted net income totaled US$141 million in 9M22. Adjusted net loss attributable to Nexa’s shareholders was US$49 million in 3Q22 and adjusted net income was US$114 million in 9M22, which resulted in adjusted losses per share of US$0.37 and adjusted earnings per share of US$0.86, respectively.

Financial Position and Financing

▪	Total cash[3] decreased to US$538 million at September 30, 2022 from US$763 million at December 31, 2021 mainly due to Aripuanã investments (sustaining and expansion CAPEX, pre-operating expenses and working capital) of approximately US$205 million. Our current available liquidity remains strong at US$838 million, including the revolving credit facility.
▪	In 9M22, cash flows from operating activities excluding working capital changes amounted to US$561 million. Interest and income tax payments amounted to US$194 million, while we invested

2 Adjusted EBITDA excludes the non-cash impact related to the offtake agreement – US$8 million in 3Q22, totaling US$17 million in 9M22.

3 Cash and cash equivalents and financial investments.

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US$186 million in sustaining (including HSE and sustaining of Aripuanã of US$28 million). As a result, cash flow before expansion projects and working capital was positive at US$181 million.

▪	In 9M22, Aripuanã CAPEX was US$63 million. Cash used in financing activities totaled US$66 million, including the investment in Tinka of US$7 million and the net cash used for the early redemption of our Notes 2023 of US$38 million. Pollarix, Nexa’s energy subsidiary, paid dividends to non-controlling interests of US$12 million. We paid dividends and share premium of US$50 million in 1Q22. The foreign exchange effect on cash and cash equivalents had a positive effect of US$12 million.
▪	Working capital changes were negative at US$203 million in 9M22, mainly due to the increase in inventory levels, including the ore stockpile built in Aripuanã to secure the ramp up period, and the decrease in trade payables.
▪	Consequently, free cash flow in 9M22 was negative US$226 million. Refer to our “Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation” section for further details.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months increased to 1.52x compared with 1.33x at the end of June 2022 and 1.23x a year ago.

ESG and Corporate Highlights

▪	As previously announced, Mr. José Carlos del Valle was appointed as Nexa’s Senior Vice President of Finance and Group Chief Financial Officer (“CFO”), effective October 3, 2022. With over 12 years of experience in the metals and mining industry and more than 25 years in finance and planning, José Carlos joins Nexa after spending nine years as CFO at Compañía Minera Antamina.
▪	On October 6, 2022, Nexa updated its ESG program, announcing its new long-term environmental, social, and governance commitments. In line with the Paris Agreement and focused on reducing the impacts of climate change, we plan to reach net-zero greenhouse gas emissions (“GHG”) by 2050, and net neutrality – the balance between carbon emissions and absorption by 2040. The 8 long-term commitments are segmented into 4 main topics: Emission Reduction and Neutrality; Safety; Water Usage and Disposal; and Plurality aimed at creating value and emphasizing the Company’s new Purpose. Additionally, a new website was launched. Find out more information and details about Nexa’s ESG strategy and commitments at www.nexaresources.com/esg.
▪	On October 13, 2022, Nexa hosted its first Investor Day at the New York Stock Exchange, which marked the five-year anniversary of the Company’s IPO.

Growth Strategy

▪	In the short term, we continue to work to improve our operational performance while generating cash in our mines and smelters, expanding our current resources through infill and exploratory drilling in all our mines.
▪	We continuously evaluate our capital allocation strategy, our existing project portfolio, and the jurisdictions in which we operate.

Aripuanã

▪	Ramp-up activities have continued to progress and are currently focused on steadily increasing the plant throughput rate and increasing asset reliability. In 3Q22, we produced our first tonnes of copper, lead, and zinc in concentrate. The milling capacity utilization reached 32% at the end of 3Q22 and we believe we are on track to reach 70% by the end of December 2022 with our stability work to continue into 2023. We expect commercial production to commence in December 2022, subject to risks around the ramp-up of a new mine, among other factors.
▪	We continue with mine development activities in both the Arex and Link mines. At the end of September, approximately 646kt of ore was available in stockpiles, which is enough to cover five months of plant production in the ramp-up period.
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▪	We invested US$9 million, totaling US$63 million in 9M22, including the negative FX impact of US$5.4 million in 9M22. The cumulative CAPEX since the beginning of construction is US$629 million. Our 2022 Aripuanã expansion CAPEX is expected to be slightly higher than our annual guidance and we expect our 4Q22 Aripuanã investment to be approximately US$5 million depending on FX and inflation, due to additional contract expenses.
▪	Refer to our “Aripuanã project” section for further details.

Outlook

Production, Sales and Cash Cost Guidance

▪	As of the date of this report, Nexa has not experienced significant disruptions to production, sales, or its supply chain due to COVID-19, the Russia-Ukraine war, communities’ blockages, weather conditions or inflation in 9M22.
▪	Nexa reiterates its 2022 production guidance for all metals, which is outlined below. We believe we are on track to achieve the mid to the upper range of the production guidance for all metals. Further details are outlined below.
o	Cerro Lindo: in 4Q22, zinc and copper production are expected to be slightly higher compared to 3Q22 due to an estimated increase in treated ore and relatively stable feed grade for both metals. Lead and silver production are expected to be slightly lower than in 3Q22.
o	Vazante: mine throughput is expected to be slightly lower, and zinc production for the last quarter of the year is expected to follow this trend as well. Average zinc grade is expected to be similar to previous quarters.
o	Aripuanã: ramping up is progressing well. However, due to adjustments to stabilize the metal recovery process, 2022 production is currently tracking toward the low end of the guidance range. Production remains subject to risks around the ramp-up of a new mine, among other factors.
o	El Porvenir: based on mine sequencing, zinc production in 4Q22 is expected to slightly increase compared to 3Q22. Lead and silver production are estimated to decrease, due to estimated lower head average grades.
o	Atacocha: zinc production is estimated to increase in 4Q22 compared to 3Q22, when it was affected, albeit not materially, by host communities illegally blocking the road access to the plant.
o	Morro Agudo: zinc production in the next quarter is expected to remain at a similar level of the average of 9M22. Lead production is expected to decline compared to 3Q22, due to estimated lower head average grade and production is currently tracking toward the upper guidance range.
▪	Zinc metal sales guidance also remains unchanged at 565-590kt and is tracking to achieve the upper range of the guidance.
o	Peru: we expect production in 4Q22 to remain stable and at the same levels as last quarters.
o	Brazil: in Três Marias we estimate production in 4Q22 will increase following production stability. As a result, smelters production in Brazil should be slightly higher in the next quarter compared to 3Q22.
▪	Nexa also estimates 2022 consolidated cash cost guidance for mining and smelting segments will be achieved.
o	Mining and smelting volumes are expected to increase in 4Q22 compared to 3Q22 and to be in the guidance range, as noted above.
o	Continuous improvements in operational efficiency and cost management are expected to continue to offset some of the ongoing inflationary pressures.
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o	We do not expect significant changes in commodity prices in 4Q22 from current levels. Nexa’s C1 cash cost is sensitive to by-products prices and volumes, which may affect our final costs results.
o	Foreign exchange rates assumptions are maintained (BRL/USD: 5.10 and Soles/USD: 3.75).
o	Zinc treatment charges (“TCs”) assumptions of US$230/t.
▪	Nexa continues to monitor risks associated with global supply chain disruptions, which could be exacerbated by the Russia-Ukraine war, unusual weather conditions and/or increased restrictions related to the COVID-19 pandemic; global recession, and the potential impact on the demand for our products; inflationary cost pressure; lower metal prices; communities protests and changes to the regulatory framework in the countries we operated that could affect our production levels; among others. Refer to “Risks and uncertainties” and “Cautionary Statement” for further information.

Mining segment – production

Mining production		9M22	2022e
(metal in concentrate)

Zinc	kt	222	287	-	318
Cerro Lindo		64	81	-	86
El Porvenir		39	49	-	53
Atacocha		6.9	8.5	-	9.4
Vazante		98	118	-	127
Morro Agudo		14.1	16	-	19
Aripuanã		-	14	-	23

Copper	kt	24	28	-	35
Cerro Lindo		23.7	26	-	33
El Porvenir		0.2	0.3	-	0.3
Aripuanã		-	1.6	-	2.3

Lead	kt	42	46	-	55
Cerro Lindo		12.5	11	-	12
El Porvenir		16.9	15	-	18
Atacocha		7.1	10	-	11
Vazante		0.8	1.0	-	1.2
Morro Agudo		4.5	4.3	-	4.8
Aripuanã		-	5.0	-	7.7

Silver	MMoz	7.4	8.6	-	10
Cerro Lindo		3.3	3.9	-	4.1
El Porvenir		3.0	3.1	-	3.6
Atacocha		0.7	1.0	-	1.1
Vazante		0.3	0.3	-	0.4
Aripuanã		-	0.3	-	0.5

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Mining segment – costs

	Cost ROM	Cash cost (1) net of by-product (US$/lb)

Operating costs	9M22 (US$/t)	9M22	2022e

Mining	43.6	0.31	0.28
Cerro Lindo	39.7	(0.22)	(0.26)
El Porvenir	60.2	0.43	0.39
Atacocha	37.1	(0.35)	(0.03)
Vazante	45.6	0.55	0.55
Morro Agudo	38.6	0.89	0.94

(1) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment – sales

Smelting sales		9M22	2022e

Metal sales	kt	449	565	-	590
Zinc metal		417	528	-	551
Zinc oxide		32	37	-	39

Smelting segment – costs

	Conversion cost	Cash cost (2) net of by-product (US$/lb)

Operating costs	9M22 (US$/lb)	9M22	2022e

Smelting	0.27	1.39	1.37
Cajamarquilla	0.28	1.32	1.38
Três Marias	0.18	1.51	1.44
Juiz de Fora	0.38	1.44	1.34

(2) 2022 C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Capital Expenditures (“CAPEX”) Guidance

▪	Nexa made investments of US$85 million in 3Q22, totaling US$265 million in 9M22. Of this amount, 28% was allocated to expansion projects, mainly driven by Aripuanã. The Brazilian real appreciation against the U.S. dollar had a negative impact of US$1.6 million in the quarter and approximately US$14 million in 9M22.
▪	Sustaining investments were US$160 million, including US$28 million of Aripuanã.
▪	2022 CAPEX guidance remains unchanged at US$385 million.
CAPEX	9M22	2022e
(US$ million)
Expansion projects	74	75
Aripuanã	63	59
Others (1)	11	16
Non-Expansion	193	310
Sustaining (2)	160	256
HSE	26	36
Others (3)	7	18
Reconciliation to Financial Statements (4)	(2)	-
TOTAL	265	385
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(1) Including Vazante LOM extension. Greenfield project portfolio is under review.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials.

Exploration & Project Evaluation and Other Expenses Guidance

▪	In 3Q22 we invested US$24 million in exploration and project evaluation, for a total of US$64 million in 9M22.
▪	Total planned exploration and project evaluation expenditures are expected to be US$82 million in 2022 and remain unchanged.
▪	As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns. As a result, we expect sustaining investments to be above our initial estimates.
▪	We have expanded our commitment to the social and economic development of our host communities, progressing with certain projects, and investments are expected to be around US$15 million in 2022.

Other Operating Expenses	9M22	2022e
(US$ million)
Exploration	50	64
Mineral Exploration	33	43
Mineral rights	4	8
Sustaining (mine development)	12	13

Project Evaluation	15	18

Exploration & Project Evaluation	64	82

Other	17	18
Technology	7	12
Communities	10	5
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Earnings Release – 3Q22

This Earnings Release should be read in conjunction with the Condensed consolidated interim financial statements at and for the three and nine-month period ended September 30, 2022. This document contains forward-looking statements.

Table of contents

Aripuanã project	10
Consolidated performance	11
Business performance - Mining	16
Business performance - Smelting	27
Liquidity and Indebtedness	35
Cash flows	37
Others	38
Market scenario	39
Risks and uncertainties	41
Use of Non-IFRS Financial Measures	42
Cautionary Statement on Forward Looking Statements	43
Upcoming Event	45
Appendix	46
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Aripuanã project

As previously disclosed, on July 05, 2022, we announced that the ramp-up activities at the Aripuanã mine had safely started.

Ramp-up activities are progressing and are currently focused on steadily increasing the plant throughput rate and on optimizing process plant stability and recoveries. As previously disclosed, the milling capacity utilization was expected to be between 30-40% in 3Q22 and reached 32% at the end of 3Q22. We believe we are on track to reach 70% at the end of December 2022. We produced our first tonnes of copper, lead and zinc in concentrate. Following the commissioning performance stability plan, process knowledge, ore recovery and operational continuity. We expect to commence commercial production in December.

We continue with mine development activities in both the Arex and Link mines. At the end of September, approximately 646kt of ore is available in stockpiles (versus 670kt in 2Q22), which is enough to cover five months of plant production in the ramp-up period.

Horizontal mine development reached an accumulated level of 23,490 meters developed for both the Arex and Link mines at the end of September 2022, compared to 21,079 meters at the end of June 2022.

As mentioned in 2Q22, the mine is already fully operational, and underground activities are focused on developing and preparing new areas for mining operations and increasing mineral reserves with drilling in new areas.

The commissioning of the paste fill circuit is in progress and first tests of mine fill will start in November.

In 3Q22, we invested US$9 million, totaling US$63 million in 9M22, including the negative FX impact of US$5.4 million in 9M22. The cumulative CAPEX of the project since the beginning of construction is US$629 million. Our 2022 Aripuanã expansion CAPEX is expected to be slightly higher than our annual guidance and we expect our 4Q22 Aripuanã investment to be approximately US$5 million depending on FX and inflation, due to additional contract expenses. Note that in accordance with our most recent technical report, there are some investments to be made in sustaining infrastructure in the first year of operation.

Current operations headcount is 635 employees working for the mine, plant, maintenance, process, environment, safety and health, and administrative activities of the operation. Of these employees, 28% are women.

2022 production is tracking towards the low end of the guidance range and continues to be subject to risks around the ramp-up of a new mine, among other factors.

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Consolidated performance

Selected financial information

US$ million (excepted indicated otherwise)	3Q22	2Q22	3Q21	9M22	9M21

Net Revenue	703	829	655	2,254	1,944
Mining	241	370	276	933	842
Smelting	616	683	522	1,861	1,511
Intersegment results | Adjustments	(154)	(224)	(143)	(539)	(409)

Cost of Sales	(618)	(556)	(507)	(1,699)	(1,405)
Mining	(193)	(216)	(193)	(602)	(536)
Smelting	(579)	(566)	(462)	(1,648)	(1,290)
Intersegment results | Adjustments	154	226	147	551	420

Selling, general and administrative	(32)	(37)	(33)	(105)	(94)
Mining	(17)	(17)	(14)	(49)	(45)
Smelting	(14)	(15)	(13)	(44)	(37)
Intersegment results | Adjustments	0	(5)	(6)	(11)	(13)

Depreciation and amortization	73	74	68	213	190
Mining	49	51	47	145	127
Smelting	20	22	20	61	60
Intersegment results | Adjustments	4	1	1	7	3

Adjusted EBITDA (1)(2)	103	286	155	598	568
Mining	45	145	92	318	331
Smelting	59	140	65	282	241
Intersegment results | Adjustments	(1)	0	(1)	(2)	(4)
Adj. EBITDA margin (%)	14.7%	34.5%	23.7%	26.5%	29.2%

Adjusted Net income (loss) (2)	(48)	95	(9)	141	145
Attributable to Nexa's shareholders	(49)	81	(19)	114	113
Attributable to non-controlling interests	1	15	10	27	32

Adjusted Basic and diluted earnings (losses) per share	(0.37)	0.61	(0.14)	0.86	0.85

Cash provided by operating activities (3)	70	218	116	359	503
Free cash flows (2)	(87)	29	(260)	(226)	(300)
CAPEX	85	98	144	265	344

Liquidity and Indebtedness
Total cash (4)	538	633	807	538	807
Net debt (2)	1,115	1,045	908	1,115	908
Net debt / LTM Adj. EBITDA (x)	1.52	1.33	1.23	1.52	1.23

(1) Includes non-recurring expenses relating to the Nexa Way program in 1H21.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA excludes the non-cash impact related to the offtake agreement. Please refer to the Adjusted EBITDA reconciliation on page 14 of this earnings release. For details on segment definition and accounting

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policy, please refer to explanatory note 2 – “Information by business segment” in the Condensed Consolidated Financial Statements ended on September 30, 2022.

(3) Working capital changes in 3Q22 had a negative impact of US$23 million, totaling a negative variation of US$203 million in 9M22. Working capital in 3Q21 had a negative impact of US$21 million, totaling a negative variation of US$43 million in 9M21.

(4) Cash, cash equivalents and financial investments.

Net revenues

In 3Q22, net revenues were US$703 million, 7% higher year-over-year, primarily due to higher LME zinc prices and the increase in metal sales and lead volumes. The LME average price for zinc was up 9%, while copper and lead prices were down by 17% and 16%, respectively, compared to the same period in 2021.

In 3Q22, however, the LME average prices for zinc, copper, and lead prices declined by 16%, 19%, and 10%, respectively compared to 2Q22, and net revenues decreased by 15% due to these lower LME base metal prices, partially offset by higher metal sales and lead volumes – for more information, refer to the “Market Scenario” section. Net revenues in 3Q22 were also affected by the non-cash silver stream effect noted below.

In September 2022, pursuant to Nexa’s silver streaming accounting policy, the Company recognized a non-cash reduction of US$11 million as a remeasurement adjustment in its silver stream recognized revenues given forecasted higher long-term prices and the updated mine plan for Cerro Lindo mine.

In the first nine months of 2022, net revenues of US$2,254 million increased 16% compared to 9M21, primarily driven by higher LME zinc prices. During the period, the LME average zinc price increased by 26%, while copper prices decreased by 1.4% and lead prices were flat, compared to 9M21. As noted above, however, the LME average prices for zinc, copper and lead declined in 3Q22.

Cost of sales

In 3Q22, cost of sales amounted to US$618 million, up 22% year-over-year. The cost increase was mainly driven by (i) the increase in metal prices, affecting the concentrate cost at our smelting segment and (ii) higher metal sales volume.

Compared to 2Q22, cost of sales increased by 11%, following higher sales volume in the smelting segment and the negative impact of the Brazilian real against the U.S. dollar.

During 9M22, cost of sales increased by 21% compared to the same period in 2021, mainly explained by the above-mentioned reasons.

Mineral exploration and project evaluation

In 3Q22, mineral exploration and project evaluation investments were US$24 million. In 9M22, mineral exploration and project evaluation investment amounted to US$64 million.

In the quarter, 25km of exploratory drilling were drilled in Peru, Brazil, and Namibia, through our joint venture with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”). By the end of the third quarter, cumulative drilling production achieved 200km with 59km of exploratory drilling and 141km of infill drilling. At Aripuanã, the Ambrex infill program was completed confirming thick and high-grade intersection which should support the conversion of Inferred to Indicated Mineral Resources.

Brownfield exploration programs have progressed as expected and exploration activities continued to focus on the expansion of our exploration portfolio and potentially increasing life of mine in our mining operations. Exploratory drilling planned for the next quarter includes 14km in Peru with 10 rigs, 9.7km in Brazil with 9 rigs, and 4.6km in Namibia with 3 rigs, totaling 28km. For additional information, please refer to our 3Q22 Exploration Report published on October 27, 2022.

12

COVID-19 expenses

Protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 3Q22, COVID-19 related costs totaled US$1.0 million (US$0.9 million in mining, and US$0.1 million in smelting) and are included in the cost of sales and in operating expenses. In 9M22, COVID-19 expenses amounted US$5.4 million.

SG&A

In 3Q22, SG&A expenses amounted to US$32 million, down 4% compared to 3Q21 (US$33 million), and 15% compared to 2Q22, mainly driven by lower administrative expenses, including savings resulting from our organizational redesign. As a percentage of net revenues, SG&A expenses stood at 4% (flat compared to 2Q22 and down 1pp from 3Q21).

In 9M22, SG&A expenses amounted to US$105 million, up 11% from the same period of 2021.

Adjusted EBITDA

In 3Q22, adjusted EBITDA was US$103 million compared with US$155 million in the same prior year period. The main factors that contributed to this performance were (i) the negative price effect of US$35 million due to higher raw material costs and changes in market prices that result in MTM adjustments; (ii) higher operating costs, such as energy and third-party services, with a negative variation of US$19 million; and (iii) pre-operating expenses of Aripuanã of US$11 million affecting other income and expenses; partially offset by (iv) a positive variation of US$17 million due to higher sales volume; and (v) the net impact of US$9 million related to the silver stream effect (positive US$19 million in 3Q21 and negative US$11 million in 3Q22).

Compared to 2Q22, Adjusted EBITDA decreased by 64% mainly driven by (i) lower LME prices and changes in market prices that result in MTM adjustments of US$106 million; (ii) net negative hedge effect of US$18 million - primarily due to hedge mark-to-market adjustments resulting from lower LME prices mainly in 2Q22 – which is required to be recognized in the Company’s results in advance of the physical sale of finished products; and (iii) lower by-products contribution due to the decrease in prices and volumes.

Adjusted EBITDA in 3Q22 includes the silver stream remeasurement adjustment of US$11 million and pre-operating expenses of the Aripuanã mine of US$15 million.

13

During 9M22, adjusted EBITDA was US$598 million compared with US$568 million in the same period a year ago, driven mainly by higher zinc LME prices as well as changes in market prices due to MTM adjustments, and by-products contribution; partially offset by (i) higher operational costs in both segments, including energy and input costs; (ii) mining royalties; and (iii) logistics expenses. Pre-operating expenses of the Aripuanã mine amounted to US$44 million in the first nine months of 2022 affecting other income and expenses.

Adjusted EBITDA reconciliation to net income

US$ million	3Q22	2Q22	3Q21	9M22	9M21
Adjusted EBITDA	103.3	285.8	155.4	597.6	568.1
Impairment | Miscellaneous adjustments	0.3	0.0	0.3	0.3	0.3
Fair value of offtake contract (1)	7.8	28.2	0.0	16.6	0.0
EBITDA	111.4	314.0	155.8	614.4	568.4
Deprec., amort. And depletion	(72.8)	(74.4)	(68.5)	(213.0)	(189.8)
Net financial results	(52.3)	(74.2)	(56.6)	(115.9)	(98.5)
Taxes on income	(26.2)	(41.8)	(39.8)	(127.7)	(135.4)
Net Income (loss)	(39.9)	123.5	(9.0)	157.8	144.7

(1) Refers to the fair value of the financial instrument related to the “Offtake agreement” described on page 38 of this earnings release. Since this instrument’s value is a non-cash item and includes the value of production not yet sold it is adjusted from the EBITDA to derive Adjusted EBITDA.

Net financial results

The net financial results in 3Q22 were an expense of US$52 million compared to US$74 million expense in 2Q22 primarily driven by the negative effect of the foreign exchange variation and interest on loans and financings.

The foreign exchange variation had a negative impact of US$16 million versus a negative impact of US$43 million in 2Q22, mainly explained by the 3% depreciation of the Brazilian real against the U.S. dollar4 versus the 11% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial results in 3Q22 were an expense of US$36 million compared to an expense of US$32 million in the previous quarter.

4 On September 30, 2022, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.406/US$1.00 compared to R$5.238/US$1.00 on June 30, 2022.

14

US$ thousand	3Q22	2Q22	3Q21

Financial income	6,701	8,435	3,475

Financial expenses	(41,571)	(40,329)	(37,590)

Other financial items, net	(17,423)	(42,340)	(22,455)
Foreign exchange gain (loss)	(16,076)	(42,548)	(27,788)

Net financial result	(52,293)	(74,234)	(56,570)
Net financial result excluding FX	(36,217)	(31,686)	(28,782)

Net income (loss)

Net loss was US$40 million in 3Q22 compared to net loss of US$9 million in 3Q21 and net income of US$124 million in 2Q22. In 9M22, net income was US$158 million compared to net income of US$145 million in the same period a year ago.

Excluding the non-cash effect of the accounting for the Aripuanã offtake agreement, adjusted net loss was US$48 million in the quarter. The increase in operating income was partially offset by the negative financial results. In 9M22, adjusted net income was US$141 million.

Adjusted net loss attributable to Nexa’s shareholders was US$49 million in 3Q22 and US$114 million in 9M22, resulting in adjusted losses per share of US$0.37 and adjusted earnings per share of US$0.86, respectively.

15

Business Performance

Mining segment

Mining production

Consolidated		3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Ore Mined	kt	3,029	3,164	2,982	1.6%	8,900	9,078	(2.0%)
Treated Ore	kt	3,135	3,174	3,046	2.9%	9,062	9,213	(1.6%)

Grade
Zinc	%	2.78	2.88	3.02	(23 bps)	2.82	2.97	(15 bps)
Copper	%	0.30	0.37	0.33	(3 bps)	0.33	0.31	2 bps
Lead	%	0.62	0.59	0.50	12 bps	0.61	0.50	11 bps
Silver	oz/t	1.08	1.09	0.97	11.3%	1.08	0.95	14.5%
Gold	oz/t	0.005	0.005	0.005	(1.5%)	0.005	0.004	13.9%

Production | metal contained
Zinc	kt	76.0	79.2	79.9	(4.8%)	221.5	238.8	(7.2%)
Copper	kt	7.4	9.6	7.8	(5.0%)	23.9	22.6	5.8%
Lead	kt	15.3	14.2	10.8	41.1%	41.8	32.8	27.3%
Silver	MMoz	2.6	2.6	2.2	17.7%	7.4	6.5	14.3%
Gold	koz	7.1	6.9	6.4	10.6%	20.3	17.3	17.3%
Zn Equivalent (1)	kt	136.9	146.2	135.5	1.0%	402.7	400.3	0.6%

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2021 LME average benchmark prices: Zn: US$1.36/lb; Cu: US$4.23/lb; Pb: US$1.00/lb; Ag: US$25.1/oz; Au: US$1,799/oz.

In 3Q22, treated ore volume was 3,135kt, up 3% compared to the same period last year, supported by both the Peruvian and Brazilian mines. Compared to 2Q22, treated ore volume decreased by 1%.

In Peru, ore throughput in 3Q22 at Cerro Lindo increased by 2% year-over-year, while Atacocha and El Porvenir remained flat. Compared to 2Q22, Cerro Lindo decreased by 4%, while Atacocha and El Porvenir increased by 4%, and 1%, respectively.

In Brazil, treated ore volume was 675kt, up 9% and 1% from 3Q21 and 2Q22, respectively.

Zinc equivalent production totaled 137kt in 3Q22, up 1% compared to 3Q21. The average zinc and copper grades decreased by 23bps to 2.78%, and by 3bps to 0.30%, while lead and silver head grades increased by 12bps to 0.62%, and 11% to 1.08oz/t, respectively. Compared to 2Q22, zinc equivalent production decreased by 6%.

Zinc production of 76kt in the quarter decreased by 5% from 3Q21, mainly explained by grade reduction in the Peruvian mines as planned in the mining sequencing for the period. Compared to 2Q22, zinc production followed the same trend and decreased by 4%.

Copper production of 8kt decreased by 5% and 23% from 3Q21 and 2Q22, respectively, as a result of lower average head grade.

Lead production increased by 4kt year-over-year and 1kt compared to 2Q22, mainly driven by the Peruvian mines.

16

In 9M22, treated ore volume of 9,062kt decreased slightly year-over-year due to the lower ore throughput at Vazante and Cerro Lindo mines in the 1Q22, in addition to suspensions of production in Atacocha due to ongoing protest activities. Zinc average grade was down 15bps to 2.82%. Therefore, zinc production totaled 222kt, 7% lower than 9M21. On the other hand, lead and copper production increased by 27% and 6% to 42kt and 24kt, respectively, as a result of higher average grades.

Cerro Lindo

Cerro Lindo (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	1,558	1,698	1,425	4,681	1,563	1,537	1,672	1,595	6,367
Treated Ore	kt	1,594	1,661	1,392	4,647	1,567	1,558	1,645	1,599	6,369

Grade

Zinc	%	1.42	1.58	1.71	1.57	1.76	1.68	1.94	1.79	1.79
Copper	%	0.55	0.66	0.57	0.59	0.52	0.58	0.48	0.57	0.54
Lead	%	0.37	0.35	0.34	0.35	0.28	0.23	0.31	0.28	0.28
Silver	oz/t	0.94	0.99	0.92	0.95	0.79	0.74	0.83	0.80	0.79
Gold	oz/t	0.002	0.003	0.003	0.002	0.002	0.003	0.002	0.003	0.002

Production | metal contained

Zinc	kt	19.9	22.7	21.1	63.7	24.7	23.2	29.1	25.3	102.3
Copper	kt	7.4	9.5	6.8	23.7	6.9	7.7	6.7	7.9	29.1
Lead	kt	4.7	4.4	3.4	12.5	3.2	2.5	3.8	3.3	12.8
Silver	MMoz	1.1	1.2	1.0	3.3	0.9	0.9	1.1	0.9	3.8
Gold	koz	1.0	1.1	1.1	3.2	1.1	1.1	1.4	1.2	4.8

Zinc sales	kt	19.7	22.9	23.4	66.0	24.7	23.2	30.7	25.3	103.8

Costs

Cost of sales	US$ mm	94.6	105.9	97.0	297.5	97.4	94.6	95.4	89.5	376.9
Cost ROM (2)	US$/t	40.1	38.2	41.0	39.7	39.3	38.7	37.0	36.8	37.9
Cash cost (1) net of by-products	US$/lb	0.37	(0.59)	(0.34)	(0.22)	(0.18)	(0.24)	(0.29)	(0.23)	(0.24)
Sustaining cost (1) net of by-products	US$/lb	0.59	(0.39)	(0.19)	(0.03)	0.13	(0.04)	(0.16)	(0.15)	(0.06)

CAPEX	US$ mm

Sustaining		8.6	9.4	7.3	25.3	15.2	9.2	7.8	4.4	36.6
Other		1.0	0.8	0.5	2.3	1.9	0.9	1.1	0.0	3.9

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 20kt decreased by 14% and 13% compared to 3Q21 and 2Q22, respectively, as low-grade areas were accessed in the quarter according to the mine plan, which resulted in a lower average zinc grade as expected (down 25bps to 1.42%). Mine development has continued to progress, and we expect to increase mineable areas with better zinc grade in 4Q22.

17

In addition, a scheduled maintenance in July to increase the reliability of thickeners and filter circuits reduced treated ore production for approximately 2 days. On the other hand, increased ROM production in volcanic mineralized areas remains a challenge for the plant process.

Copper production of 7kt followed the same trend and decreased by 4% and 23% compared to 3Q21 and 2Q22, respectively. Copper average grade was 0.55%, down 3bps from 3Q21 and 11bps from 2Q22.

Lead production was 4.7kt, up 88% and 7% compared to 3Q21 and 2Q22, respectively. Lead average grade was 0.37%, up 13bps year-over-year and 2bps quarter-over-quarter.

During the nine months of 2022, zinc production totaled 64kt, down 18% compared to the same period last year due to lower treated ore volume and zinc average grade. Copper and lead production were up 7% and 29%, to 24kt and 12.5kt, respectively, following higher average grades.

Cost

Cost of sales of US$95 million in 3Q22 was relatively flat compared to 3Q21. Compared to 2Q22, cost of sales decreased by 11% mainly driven by lower volumes and lower workers’ participation provision.

Run of mine mining cost was US$40/t in the quarter, up 4% and 5% from 3Q21 and 2Q22, respectively.

Cash cost net of by-products in 3Q22 increased to US$0.37/lb compared with US$(0.24)/lb in 3Q21 and US$(0.59)/lb in 2Q22. In both periods, this increase was driven by higher costs, lower by-products contribution and lower zinc volumes.

In 3Q22, sustaining cost net of by-products was higher than the same quarter last year and 2Q22 as a result of higher cash cost.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$8.6 million, mainly related to mining development and other mining infrastructure, totaling US$25 million in 9M22.

Outlook

For the upcoming quarter, treated ore volume is expected to be increase slightly over 3Q22 as a result of the development of new massive sulfides zones with higher zinc and copper grades, which will reduce the volcanic mineralized blending. Zinc and copper production are expected to be slightly higher than in 3Q22 while lead production should be lower. 2022 production guidance remains unchanged, and we are on track to meet the mid to upper range of the guidance.

El Porvenir

El Porvenir (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	529	520	513	1,563	533	527	517	502	2,079
Treated Ore	kt	527	521	514	1,562	533	527	516	502	2,078

Grade

Zinc	%	2.77	2.86	2.96	2.86	2.89	3.07	2.73	2.64	2.83
Copper	%	0.16	0.17	0.18	0.17	0.20	0.20	0.19	0.16	0.19
Lead	%	1.34	1.34	1.31	1.33	1.21	1.18	0.92	1.01	1.08
Silver	oz/t	2.45	2.35	2.41	2.40	2.24	2.22	1.83	2.11	2.10
Gold	oz/t	0.011	0.011	0.013	0.012	0.012	0.011	0.010	0.012	0.011

18

El Porvenir (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021
Production | metal contained

Zinc	kt	12.7	13.0	13.2	39.0	13.4	14.1	12.3	11.6	51.4
Copper	kt	0.1	0.1	0.1	0.2	0.1	0.2	0.1	0.1	0.5
Lead	kt	5.8	5.7	5.4	16.9	5.1	4.9	3.7	4.0	17.7
Silver	MMoz	1.0	1.0	1.0	3.0	0.9	0.9	0.7	0.9	3.5
Gold	koz	2.4	2.1	2.2	6.7	2.3	2.3	1.9	2.2	8.7

Zinc sales	kt	12.4	14.0	13.5	39.9	13.4	14.1	12.8	11.1	51.4

Costs

Cost of sales	US$ mm	40.1	45.6	42.9	128.7	40.0	36.5	37.6	33.6	147.7
Cost ROM (2)	US$/t	58.5	60.1	62.1	60.2	61.3	56.5	57.0	55.2	57.5
Cash cost (1) net of by-products	US$/lb	0.63	0.31	0.37	0.43	0.15	0.37	0.42	0.61	0.38
Sustaining cost (1) net of by-products	US$/lb	0.98	0.48	0.54	0.66	0.54	0.62	0.72	0.98	0.70

CAPEX	US$ mm

Sustaining		9.4	5.1	4.7	19.1	10.2	6.0	8.1	8.6	32.9
Other		0.1	0.2	0.4	0.7	1.2	1.8	0.2	0.5	3.7

(1) Our cash cost and AISC net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 3Q22, zinc production of 13kt was down 10% year-over-year and was relatively stable quarter-over-quarter.

Zinc grade was lower year-over-year as production focused on areas with higher lead and silver grades while ramp-up continues in sub-level stoping areas.

Lead and silver production increased by 18% and 13%, respectively, when compared to 3Q21 as a result of higher grades. Compared to 2Q22, lead and silver production increased by 2% and 7%, respectively.

In 9M22, treated ore volume totaled 1,562kt, up 1% from the same period of last year. Zinc, lead, and silver average grades increased to 2.86%, 1.33%, and 2.40oz/t. As a result, production for these metals increased by 3%, 34% and 19%, respectively.

Cost

Cost of sales was US$40 million in 3Q22 compared to US$36 million in the same period last year due to higher costs, such as energy and labor. Compared to 2Q22, cost of sales decreased by 12%.

Run of mine mining cost was US$58/t in the quarter, up 3% from 3Q21, explained by higher operating costs and down 3% over 2Q22 due to lower variable costs.

Cash cost net of by-products in 3Q22 increased to US$0.63/lb compared to 3Q21 driven by lower by-products credits of US$0.12/lb, the decrease in zinc volume with a negative impact of US$0.09/lb, and higher operating costs with a negative impact of US$0.03/lb. Compared to 2Q22, cash cost also increased due to lower by-products credits with a negative impact of US$0.33/lb.

In 3Q22, sustaining cost net of by-products was higher than the same quarter last year and 2Q22 as a result of higher cash cost and the expected increase in sustaining investments in the period.

19

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$9.4 million, mainly driven by the tailings dam elevation and mine development and totaled US$19.1 million in 9M22.

Outlook

For 4Q22, due to mine sequencing, zinc production is expected to be slightly higher compared to 3Q22. Lead and silver production are expected to decrease, following the mining plan at sublevel areas with lower grades of these metals. Production guidance for 2022 remains unchanged.

Atacocha

Atacocha (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	339	325	296	960	376	338	372	185	1,271
Treated Ore	kt	339	325	296	960	376	338	372	185	1,271

Grade

Zinc	%	0.90	0.82	1.00	0.90	0.91	0.95	0.77	0.90	0.88
Lead	%	0.96	0.83	0.82	0.87	0.80	0.79	0.83	0.91	0.82
Silver	oz/t	0.99	0.99	0.94	0.97	0.96	0.99	1.05	1.07	1.01
Gold	oz/t	0.016	0.02	0.01	0.02	0.017	0.013	0.011	0.012	0.014

Production | metal contained

Zinc	kt	2.4	2.1	2.4	6.9	2.8	2.5	2.1	1.2	8.5
Lead	kt	2.8	2.3	2.1	7.1	2.6	2.2	2.6	1.4	8.7
Silver	MMoz	0.3	0.3	0.2	0.7	0.3	0.3	0.3	0.2	1.0
Gold	koz	3.8	3.6	3.1	10.5	4.7	3.1	2.8	1.4	11.9

Zinc sales	kt	2.3	2.3	2.1	6.7	2.8	2.5	1.5	1.0	7.7

Costs

Cost of sales	US$ mm	15.7	21.1	15.3	52.1	12.3	14.4	12.2	11.1	50.0
Cost ROM (2)	US$/t	37.7	35.5	38.0	37.1	32.5	33.7	29.1	32.4	31.8
Cash cost (1) net of by-products	US$/lb	0.54	(1.28)	(0.30)	(0.35)	0.39	(0.25)	(0.67)	(1.40)	(0.25)
Sustaining cost (1) net of by-products	US$/lb	0.64	(1.14)	0.14	(0.13)	0.81	0.21	0.70	(0.53)	0.42

CAPEX	US$ mm

Sustaining		0.5	0.8	2.0	3.3	2.4	2.4	4.4	2.0	11.1
Other		0.0	(0.0)	0.0	0.0	0.1	0.2	0.2	(0.1)	0.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Despite the suspension of mining activities for approximately 15 days in August and September due to communities’ protest activities, treated ore volume of 339kt in 3Q22 remained relatively flat from 3Q21. Compared to 2Q22, treated ore volume increased by 4%.

20

Zinc production of 2.4kt in 3Q22 decreased by 2% compared to 3Q21 and increased by 13% compared to 2Q22. Zinc average grade was 0.90%, down 6bps year-over-year and up 7bps quarter-over-quarter.

Lead production increased by 27% to 2.8kt, while silver production decreased by 2% to 265koz compared to 3Q21. Compared to 2Q22, lead and silver production increased by 22% and 2%, respectively.

In 9M22, treated ore volume totaled 960kt, up 7% from the same period last year. As a result, zinc production increased from 6kt to 7kt (+20%), also positively affected by higher grades. Lead and silver followed the same trend and increased to 7kt and 749koz, respectively.

Cost

Cost of sales was US$16 million in 3Q22 compared to US$14 million in the same period last year due to higher inventories cost and transport distance to the new waste pile. Compared to 2Q22, cost of sales decreased by US$5 million.

Cash cost net of by-products was US$ 0.54/lb in 3Q22 compared with US$(0.25)/lb in 3Q21 and US$(1.28/lb) in 2Q22. In both periods, this increase in cash cost was mainly driven by lower by-products contribution and higher operational costs.

In 3Q22, sustaining cost net of by-products of US$0.64/lb was higher than the same quarter last year, and 2Q22 as a result of higher cash cost.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$0.5 million, mainly driven by the tailings dam elevation, which included excavations and civil works to implement the dam’s drainage ditches, totaling US$3.3 million in 9M22.

Outlook

For the next quarter, zinc production is expected to increase over 3Q22, while other metals production should be stable or slightly lower. Production guidance for 2022 remains unchanged.

Vazante

Vazante (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	376	381	264	1,021	378	396	390	378	1,542
Treated Ore	kt	416	408	305	1,130	403	414	406	408	1,631

Grade

Zinc	%	10.06	10.29	9.57	10.01	10.31	10.18	9.65	9.76	9.98
Lead	%	0.31	0.32	0.35	0.33	0.36	0.34	0.35	0.33	0.35
Silver	oz/t	0.62	0.65	0.61	0.63	0.66	0.71	0.63	0.70	0.67

Production | metal contained

Zinc	kt	36.4	36.5	24.9	97.9	35.6	36.5	33.7	34.8	140.5
Lead	kt	0.3	0.3	0.2	0.8	0.4	0.4	0.5	0.4	1.6
Silver	MMoz	0.1	0.1	0.1	0.3	0.1	0.1	0.1	0.1	0.5

Zinc sales	kt	36.4	36.5	24.9	97.9	35.6	36.5	33.7	34.8	140.5

Costs
21

Vazante (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Cost of sales	US$ mm	30.0	29.4	26.5	85.9	25.6	27.4	22.4	20.1	95.5
Cost ROM (2)	US$/t	47.1	45.5	43.7	45.6	44.8	37.4	38.3	34.7	38.8
Cash cost (1) net of by-products	US$/lb	0.59	0.57	0.46	0.55	0.43	0.40	0.39	0.42	0.41
Sustaining cost (1) net of by-products	US$/lb	0.72	0.68	0.62	0.68	0.62	0.53	0.52	0.51	0.54

CAPEX	US$ mm

Sustaining		9.9	8.6	7.7	26.1	9.2	6.0	7.2	6.1	28.6
Other		6.6	1.0	1.4	8.9	5.6	6.2	3.5	1.4	16.8

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Zinc production of 36kt in 3Q22 remained relatively flat compared to 3Q21 and 2Q22, respectively. Zinc head grade averaged of 10.1% (down 12bps and 22bps compared to 3Q21 and 2Q22, respectively) and was compensated by higher treated ore volume.

In 9M22, treated ore volume totaled 1,130kt, down 8% from the same period of last year, as daily production was reduced in 1Q22. As a result, zinc production decreased to 98kt from 105kt in 9M21.

Cost

Cost of sales was US$30 million in 3Q22 compared to US$27 million in the same period last year mainly explained by higher operating costs due to local inflation and the increase in energy costs. Compared to 2Q22, cost of sales increased by 2% due to higher costs and volumes.

Cash cost net of by-products increased to US$0.59/lb compared with US$0.40/lb in 3Q21 primarily explained by higher TCs with a negative impact of US$0.11/lb and higher operating costs. Compared to 2Q22 of US$0.57/lb in 2Q22, cash cost also increased due to higher operating costs.

In 3Q22, sustaining cost net of by-products was higher than the same quarter last year as a result of higher cash cost and sustaining investments.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$9.9 million, mainly related to mine development, totaling US$26.1 million in 9M22.

Outlook

For the next quarter, treated ore volume and zinc average grade are expected to remain at similar levels of 3Q22, while zinc production should be slightly lower due to planned maintenance. However, the 2022 annual guidance is unchanged, and we are on track to be closer to the upper range of the guidance.

Morro Agudo

Morro Agudo (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Ore Mined	kt	226	240	208	675	205	184	243	241	873
Treated Ore	kt	259	259	245	763	238	208	269	267	982

Grade

Zinc	%	1.91	2.09	2.26	2.09	2.28	2.00	1.93	2.00	2.05
22

Lead	%	0.81	0.76	0.88	0.81	0.91	0.67	0.65	0.70	0.73

Production | metal contained

Zinc	kt	4.6	4.7	4.7	14.1	4.7	3.6	4.4	4.5	17.3
Lead	kt	1.7	1.5	1.3	4.5	1.5	0.8	1.1	1.2	4.7

Zinc sales	kt	4.6	4.7	4.7	14.1	4.7	3.6	4.4	4.5	17.3

Costs

Cost of sales	US$ mm	15.1	17.7	13.0	45.8	14.0	14.1	11.9	9.7	49.7
Cost ROM (2)	US$/t	31.6	41.2	43.4	38.6	48.7	33.2	22.9	29.5	33.1
Cash cost (1) net of by-products	US$/lb	1.00	0.74	0.93	0.89	1.06	0.98	0.57	0.81	0.85
Sustaining cost (1) net of by-products	US$/lb	1.09	0.97	1.06	1.04	1.36	1.23	0.77	0.87	1.05

CAPEX	US$ mm

Sustaining		0.9	2.3	1.1	4.4	2.5	1.7	1.8	0.5	6.6
Other		0.1	0.1	0.2	0.4	0.6	0.2	0.1	0.1	1.0

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 3Q22, treated ore volume was 259kt, up 25% compared to 3Q21 and relatively flat compared to 2Q22.

Zinc production of 5kt in 3Q22 increased by 26% compared to 3Q21 and decreased by 3% compared to 2Q22. Zinc head grade averaged 1.91% down 9bps and 18bps compared to 3Q21 and 2Q22, respectively.

In 9M22, zinc production totaled 14kt, up 12% compared to 9M21. As previously disclosed, several initiatives related to the prioritization of the mine deepening development to increase underground production and mining flexibility were implemented in 2021, supporting the positive and stable results throughout 2022.

Cost

Cost of sales was US$15 million in 3Q22 compared to US$14 million in the same period last year and US$18 million in 2Q22.

In 3Q22, cash cost net of by-products was US$1.00/lb compared with US$0.98/lb in 3Q21. Compared to 2Q22, cash cost increased by US$0.26/lb due to lower by-products credits and zinc volume.

In 3Q22, sustaining cost net of by-products was lower than the same quarter last year following higher cash cost.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$0.9 million, mainly related to mine development, totaling US$4.4 million in 9M22.

Outlook

Based on the mine sequencing plan, zinc production in the next quarter is expected to remain at similar level of 3Q22. Production guidance for 2022 remains unchanged.

23

Financial performance

US$ million	3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Net Revenues	241.3	369.6	276.2	(12.6%)	932.8	842.3	10.7%
Cost of Sales	(193.4)	(215.6)	(192.6)	0.4%	(602.3)	(535.6)	12.4%
Gross Profit	47.9	153.9	83.5	(42.6%)	330.6	306.7	7.8%
Adjusted EBITDA	45.4	145.1	92.1	(50.7%)	317.9	330.8	(3.9%)
Adjusted EBITDA Mrg.	18.8%	39.3%	33.3%	(14.5pp)	34.1%	39.3%	(5.2pp)

Note: Financial performance pre intersegment eliminations.

Net revenues for the mining segment totaled US$241 million in 3Q22, down 13% versus 3Q21. This performance was mainly driven by lower zinc and copper volumes, the decrease in average LME prices for copper and lead, and the silver stream effect mentioned before; partially offset by higher zinc prices. Compared to 2Q22, net revenues decreased by 35% due to lower LME base metal prices and the decrease in zinc and copper sales volume.

In 9M22, net revenues increased by 11% year-over-year to US$933 million, mainly due to higher zinc LME prices, and higher copper and lead volumes.

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Reconciliation of realized prices

Cost of sales in 3Q22 of US$193 million were relatively flat compared to 3Q21. Compared to 2Q22, cost of sales decreased by 10% mainly driven by lower operating costs due to lower volumes mined and treated, royalties, and workers’ participation provision. Run of mine mining cost in 3Q22 was relatively flat in US$43/t compared to 2Q22.

24

Adjusted EBITDA for the mining segment in 3Q22 was US$45 million compared to US$92 million in 3Q21. This performance was primarily explained by (i) lower volumes and prices, and higher TCs for a total amount of US$37 million; and (iii) the negative variation of US$11 million related to pre-operating expenses of the Aripuanã project.

Compared to 2Q22, adjusted EBITDA also decreased. This decrease was mainly driven by (i) the negative price effect related to lower base metal prices and changes in market prices that result in MTM adjustments for a total amount of US$70 million; (ii) US$25 million due to lower sales volumes; and (iii) the non-cash silver stream effect of US$11 million.

Cash cost and AISC 5,6

Consolidated cash cost		3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Cash cost net of by-products	US$/t	1,267	362	494	156.6%	684	440	55.5%
AISC net of by-products	US$/t	2,115	1,213	1,205	75.5%	1,551	1,154	34.4%
Cash cost net of by-products	US$/lb	0.57	0.16	0.22	156.6%	0.31	0.20	55.5%
AISC net of by-products	US$/lb	0.96	0.55	0.55	75.5%	0.70	0.52	34.4%

5 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

6 AISC does not include Aripuanã CAPEX.

25

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$4.4 million in Vazante in 1Q22, and US$2.0 million in Atacocha in 9M22.

Cash cost net of by-products for the mining segment in 3Q22 increased to US$0.57/lb compared to US$0.22/lb in 3Q21. This increase was mainly explained by (i) lower by-products prices with a negative impact of US$0.22/lb; and (ii) higher TCs and lower zinc volume in the total amount of US$0.12/lb.

Compared to 2Q22, cash cost increased by US$0.41/lb due to (i) lower by-products contribution with a negative impact of US$0.32/lb; and (ii) lower zinc volumes of US$0.07/lb.

AISC net of by-products also increased in 3Q22 to US$0.96/lb, compared to US$0.55/lb in both 3Q21 and 2Q22, mainly due to the aforementioned reasons.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

26

Smelting segment

Consolidated		3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Production
Zinc metal	kt	147.4	144.9	132.9	11.0%	417.8	422.0	(1.0%)
Global Recovery	%	92.9	93.5	94.2	(130bps)	93.5	94.7	(116bps)
Zinc oxide	kt	11.1	11.2	10.6	4.6%	32.2	31.4	2.7%
Total	kt	158.5	156.2	143.5	10.5%	450.0	453.4	(0.8%)
Sales
Zinc metal	kt	151.7	141.4	144.6	4.9%	417.0	429.8	(3.0%)
Zinc oxide	kt	10.7	10.8	10.9	(2.6%)	31.8	30.7	3.7%
Total	kt	162.3	152.1	155.5	4.4%	448.8	460.5	(2.5%)

In 3Q22, total production was 158kt, up 10% and 1% year-over-year and quarter-over-quarter, respectively, due to improved performance of the roasters in Cajamarquilla, Três Marias, and Juiz de Fora, contributing to an increase in calcine inventories and metal production.

Sales amounted to 162kt, up 4% and 7% from 3Q21 and 2Q22, respectively, following higher production volumes, in addition to an improvement in lead times compared to previous periods. The resale of material from third parties was 1kt in the quarter.

In 9M22, total production amounted to 450kt, down 1% versus the same period a year ago due to the limited concentrate supply from the Vazante mine in 1Q22, as previously disclosed. Total sales of 449kt, including 8.8kt from third parties, followed the same trend and decreased by 3%.

Outlook

During the next quarter, we expect production to remain relatively stable compared to 3Q22. Sales are expected to follow production volumes and we expect continued solid demand for our products in our home markets. 2022 sales guidance remains unchanged.

Peru

Cajamarquilla (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	85.6	84.1	76.7	246.4	84.7	76.1	84.5	82.8	328.1
Zinc metal sales	kt	92.1	81.0	74.3	247.4	89.4	80.8	85.8	77.5	333.4

Zinc content in products	kt	91.5	78.5	71.4	241.3	85.2	76.8	85.7	77.4	325.0

Cost of sales	US$ mm	337	287	278	902	324	245	253	217	1,039
(-) Raw material		(238)	(236)	(235)	(709)	(213)	(190)	(182)	(163)	(748)
(+) By-product		(6.5)	(8.1)	(5.1)	(19.7)	(5.7)	(6.0)	(4.0)	(4.7)	(20.3)
(+/-) Consolidation effects		(40.5)	17.6	5.5	(17.5)	(52.9)	(12.9)	(24.7)	(9.1)	(99.6)
(+) Others		1.5	(6.4)	(0.6)	(5.4)	(2.0)	11.2	(0.9)	(5.5)	2.7
(=) Conversion cost	US$ mm	52.9	54.2	43.2	150.4	49.7	47.4	40.9	35.2	173.1
Conversion cost	US$/lb	0.26	0.31	0.27	0.28	0.26	0.28	0.22	0.21	0.24

27

Cajamarquilla (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021
Cash cost (1) net of by-products	US$/lb	1.34	1.32	1.28	1.32	1.31	1.26	1.06	1.01	1.16
Sustaining cost (1) net of by-products	US$/lb	1.40	1.41	1.32	1.38	1.38	1.33	1.12	1.04	1.22

CAPEX	US$ mm

Sustaining		10.0	13.1	5.2	28.3	12.1	8.3	9.8	5.3	35.5
Other		2.2	1.4	0.6	4.1	1.7	2.1	(0.1)	0.4	4.1

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

In 3Q22, Cajamarquilla smelter production was 86kt, up 12% compared to 3Q21. Compared to 2Q22, smelter production increased by 2%, due to production stability in the smelter, allowing an increase in calcine inventory.

Metal sales were 92kt in 3Q22, up 14% year-over-year. Compared to 2Q22, sales also increased by 14% following an increase in production and strong demand.

In 9M22, smelter production totaled 246kt, up 1% compared to 9M21, while smelter sales totaled 247kt, also an increase of 1% compared to the same period last year.

Costs

Cost of sales was US$337 million in 3Q22 compared to US$245 million in the same period last year due to the increase in raw materials costs, following the LME zinc price increase of 9%, as well as higher freight rates. Compared to 2Q22, cost of sales increased by 17% due to higher volumes.

In 3Q22, conversion cost was US$0.26/lb compared to US$0.28/lb in 3Q21 and US$0.31/lb. In both cases, this decrease is primarily explained by higher volumes and lower variable costs.

Cash cost net of by-products in 3Q22 was US$1.34/lb compared to US$1.26/lb in 3Q21. Higher zinc prices were partially offset by the increase in by-products prices and higher sales volume. Compared to 2Q22, cash cost was up 1%, due to lower by-products contribution.

In 3Q22, sustaining cost net of by-products was higher than in 3Q21 following higher cash cost and the increase in sustaining investments. Compared to 2Q22, sustaining cost decreased by 1%.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$10 million, mainly due to equipment replacement and repairs, totaling US$28.3 million in 9M22.

Outlook

For the next quarter, we expect production to remain stable and at the same levels as 3Q22.

Brazil

In 3Q22, smelter production amounted to 73kt, up 8% compared to the same period last year. Compared to 2Q22, smelter production increased by 1% mainly driven by better performance and production stability in the two smelters.

Total sales volume (zinc metal + zinc oxide) amounted to 70kt and decreased by 6% and 1% compared to 3Q21 and 2Q22, respectively, due to Três Marias performance explained below.

Metal sales amounted to 60kt, down 7% and 1% from 3Q21 and 2Q22, respectively, while zinc oxide amounted to 11kt, down 3% and 1% from 3Q21 and 2Q22, respectively.

28

In 9M22, smelter production was 204kt, 3% lower compared to 9M21 impacted by the limited concentrate supply from Vazante in 1Q22. Metal sales decreased by 9% to 170kt, while total sales volume (zinc metal + oxide) decreased by 7% to 201kt.

Três Marias

Três Marias (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	39.6	40.2	29.3	109.1	37.9	38.4	40.6	39.8	156.7
Zinc oxide production	kt	11.1	11.2	9.9	32.2	10.3	10.6	10.4	10.4	41.7
Zinc metal sales	kt	37.3	39.9	30.5	107.7	37.9	44.1	40.5	41.2	163.7

Zinc content in products	kt	45.2	46.5	37.9	129.5	44.4	52.2	45.5	46.1	188.2

Cost of sales	US$ mm	153	185	138	476	148	142	125	111	527
(-) Raw material		(110)	(133)	(99)	(341)	(115)	(104)	(87)	(74)	(379)
(+) By-product		(14.0)	(17.0)	(12.1)	(43.1)	(11.8)	(11.8)	(11.4)	(9.7)	(44.7)
(+/-) Consolidation effects		1.8	(0.6)	(2.6)	(1.4)	(0.5)	(1.1)	(6.1)	(8.0)	(15.6)
(+) Others		(12.0)	(14.8)	(11.2)	(38.0)	(8.7)	(11.1)	(8.3)	(7.9)	(36.0)
(=) Conversion cost	US$ mm	19.3	19.9	13.1	52.4	12.4	14.0	12.9	11.5	50.8
Conversion cost	US$/lb	0.19	0.19	0.16	0.18	0.13	0.12	0.13	0.11	0.12

Cash cost (1) net of by-products	US$/lb	1.37	1.67	1.47	1.51	1.31	1.04	1.14	0.99	1.11
Sustaining cost (1) net of by-products	US$/lb	1.49	1.78	1.54	1.61	1.39	1.08	1.17	1.00	1.16

CAPEX	US$ mm

Sustaining		2.8	5.5	2.6	10.9	3.7	3.2	2.3	1.0	10.2
Other		9.1	6.4	3.5	19.0	4.3	1.6	0.9	0.6	7.4

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not includes resale operations from third parties.

In Três Marias total production (zinc metal + oxide) increased by 4% year-over-year. Compared to 2Q22, total production decreased by 1%.

Metallic zinc production was up 3% from 3Q21 and down 1% compared to 2Q22. Zinc metal sales were 37kt, down 15% and 6% compared to 3Q21 and 2Q22, respectively, due to a carryover to 4Q22.

In 9M22, Três Marias total production amounted to 141kt, down 6% from 9M21, while zinc metal sales decreased by 14% to 108kt and zinc oxide sales increased by 4% to 32kt, respectively.

Costs

Cost of sales was US$153 million in 3Q22 compared to US$142 million in the same period last year due to higher raw material cost, following the LME zinc price increase, as well as higher energy costs. Compared to 2Q22, cost of sales decreased by 17% mainly driven by lower raw material cost due to the LME zinc price decrease.

29

In 3Q22, conversion cost increased to US$0.19/lb, compared to US$0.12/lb in 3Q21. The increase was mainly explained by energy costs due to inflationary cost pressure and the increase in volumes. Compared to 2Q22, conversion cost was flat.

Cash cost net of by-products in 3Q22 increased to US$1.37/lb compared to US$1.04/lb in 3Q21 due to higher zinc prices and operating costs, which were partially offset by the increase in TCs. Compared to 2Q22, cash cost decreased by 18% due to lower LME zinc prices and operating costs.

In 3Q22, sustaining cost net of by-products was higher than 3Q21 following the increase in cash cost, and lower than 2Q22 as a result of the decrease in sustaining investment.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$2.8 million, mainly due to the acquisition, replacement, and repairs of equipment, as well as initial expenses related to the preparation of scheduled roaster maintenance in 4Q22, totaling US$10.9 million in 9M22.

Outlook

For the next quarter, we expect production to improve compared to 3Q22 due production stability.

Juiz de Fora

Juiz de Fora (100% basis)		3Q22	2Q22	1Q22	9M22	4Q21	3Q21	2Q21	1Q21	2021

Zinc metal production	kt	22.2	20.7	19.4	62.3	21.3	18.4	20.7	20.7	81.1
Zinc metal sales	kt	22.3	20.5	19.2	62.0	20.8	19.7	20.4	19.9	80.8

Zinc content in products	kt	22.1	20.3	19.0	61.5	20.6	19.5	20.3	19.6	80.0

Cost of sales	US$ mm	88	83	75	247	63	60	57	50	230
(-) Raw material		(61)	(66)	(50)	(176)	(44)	(40)	(41)	(35)	(160)
(+) By-product		(0.6)	(1.1)	(1.0)	(2.8)	(0.9)	(0.7)	(0.9)	(0.7)	(3.1)
(+/-) Consolidation effects		0.3	2.4	(1.8)	0.9	3.1	2.4	0.9	0.7	7.2
(+) Others		(9.3)	(0.4)	(7.7)	(17.3)	(8.2)	(8.8)	(3.8)	(4.8)	(25.6)
(=) Conversion cost	US$ mm	18.2	17.8	15.0	51.1	13.4	12.9	11.7	10.2	48.1
Conversion cost	US$/lb	0.37	0.40	0.36	0.38	0.29	0.30	0.26	0.23	0.27

Cash cost (1) net of by-products	US$/lb	1.45	1.50	1.35	1.44	1.13	1.08	1.01	0.92	1.03
Sustaining cost (1) net of by-products	US$/lb	1.59	1.65	1.44	1.56	1.28	1.25	1.08	0.95	1.14

CAPEX	US$ mm

Sustaining		5.4	5.2	2.0	12.6	4.4	5.5	2.8	0.9	13.5
Other		1.1	1.6	1.6	4.3	2.6	2.2	0.6	0.2	5.5

(1) Our cash cost and sustaining cost net of by-products credits are measured with respect to zinc sold. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 3Q22, Juiz de Fora production was 22kt, up 21% and 7% compared to 3Q21 and 2Q22, respectively.

30

Zinc metal sales totaled 22kt in 3Q22, up 13% and 9% from 3Q21 and 2Q22, respectively, following the increase in production volumes.

In 9M22, zinc metal production increased by 4% to 62kt, and sales of 62kt were also 3% higher from 9M21.

Costs

Cost of sales was US$88 million in 3Q22 compared to US$60 million in the same period last year primarily driven by higher LME prices affecting the purchase of zinc in concentrate, energy prices, and logistics expenses. Compared to 2Q22, cost of sales increased by 7%.

In 3Q22, conversion cost was US$0.37/lb compared to US$0.30/lb in 3Q21. The increase was mainly explained by higher operating costs due to the increase in energy and other variable costs. Compared to 2Q22, conversion cost decreased by 6%.

Cash cost net of by-products increased to US$1.45/lb compared to US$1.08/lb in 3Q21 mainly driven by higher LME prices of US$0.32/lb, and the increase in operating costs. Compared to 2Q22, the decrease of US$0.05/lb was mainly driven explained by the decrease in LME prices.

In 3Q22, sustaining cost net of by-products followed cash cost trend and was higher compared to the same quarter last year and lower compared to 2Q22.

CAPEX

In 3Q22, sustaining capital expenditures amounted to US$5.4 million, mainly driven by the replacement and repairs of equipment, totaling US$12.6 million in 9M22.

Outlook

For the next quarter, we expect production to remain stable and at the same levels as 3Q22. However, third-party materials should continue to contribute positively.

Financial performance

US$ million	3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Net Revenues	615.5	683.4	521.8	18.0%	1,860.6	1,510.6	23.2%
Cost of Sales	(578.6)	(566.5)	(461.7)	25.3%	(1,648.0)	(1,290.0)	27.7%
Gross Profit	36.9	116.9	60.1	(38.6%)	212.6	220.5	(3.6%)
Adjusted EBITDA	58.9	140.5	64.8	(9.0%)	281.8	240.8	17.0%
Adjusted EBITDA Mrg.	9.6%	20.6%	12.4%	(2.8pp)	15.1%	15.9%	(0.8pp)

Note: Financial performance pre intersegment eliminations.

Net revenues were US$616 million in 3Q22, up 18% compared to US$522 million in 3Q21, mainly due to prices and volumes. Compared to 2Q22, net revenues decreased by 10% due to lower LME base metal prices, partially offset by higher volumes.

Cost of sales increased by 25% in 3Q22, totaling US$579 million compared to US$462 million in 3Q21. This performance was mainly explained by (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) higher volumes; and (iii) the increase in logistics expenses. Compared to 2Q22, cost of sales increased by 2%.

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

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Reconciliation of realized prices

US$ million	3Q22 Zinc			2Q22 Zinc		
Current period concentrate purchase	395.6			444.1		
Price adjustments (MTM)	(1.7)			(22.2)		
	393.9			**421.9**		
Final adjustments	(18.5)			18.0		
Other Variable and Fixed Cost	186.9			111.2		
Energy	(3.1)			(5.7)		
Depreciation	19.4			21.0		
Total Cost of sales	**578.6**			**566.5**		
Metal (fine content in ton)	**163,115**			**157,079**		
US$/lb						
Current period sales	1.1			1.3		
Price adjustments	(0.0)			(0.1)		
Realized price	**1.1**			**1.2**		
Other metals sales	**Silver**	**Others**	**Total**	**Silver**	**Others**	**Total**
Current period sales	7.9	5.8	13.7	10.0	7.8	17.8
Price adjustments (MTM)	(1.2)	(0.5)	(1.7)	(1.2)	(1.3)	(2.5)
	6.7	**5.3**	**12.0**	**8.8**	**6.5**	**15.3**

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 3Q22, Nexa acquired 48% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 3Q22

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges, or treatment charges negotiated annually.

The 2022 benchmark TC, negotiated in early April, was US$230/t concentrate, up 45% from 2021 (US$159/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2022, 2021 and 2020 is US$230/t concentrate, US$159/t concentrate, and US$300/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$59 million in 3Q22, compared to US$65 million reported in 3Q21. This decrease was mainly explained by (i) the negative net price effect of US$15 million related to higher zinc prices and changes in market prices that result in MTM adjustments; (ii) the increase in operating costs of US$10 million; and (iii) the negative variation of US$8 million related to the recognition of recovered energy cost that benefited 3Q21; partially offset by (iv) higher by-products contribution of US$22 million.

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Compared to 2Q22, adjusted EBITDA decreased by US$81 million, mainly driven by (i) the net negative price effect of US$60 million related to lower zinc prices and changes in market prices that result in MTM adjustments; and (ii) the net negative hedge effect of US$18 million, as previously explained.

Conversion cost, Cash cost and AISC7

Consolidated		3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
Smelting conversion cost	US$/t	570	633	500	13.9%	587	444	32.3%
Cash cost net of by-products	US$/t	3,007	3,213	2,558	17.5%	3,065	2,377	28.9%
AISC net of by-products	US$/t	3,230	3,487	2,773	16.5%	3,298	2,544	29.6%
Smelting conversion cost	US$/lb	0.26	0.29	0.23	13.9%	0.27	0.20	32.3%
Cash cost net of by-products	US$/lb	1.36	1.46	1.16	17.5%	1.39	1.08	28.9%
AISC net of by-products	US$/lb	1.47	1.58	1.26	16.5%	1.50	1.15	29.6%

7 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.3 million in Três Marias in 1Q22.

Cash cost net of by-products for the smelting segment increased to US$1.36/lb in 3Q22 compared to US$1.16/lb in 3Q21. This increase was primarily driven by market-related factors, such as higher LME prices, with a negative impact of US$0.22/lb.

Compared to 2Q22, cash cost decreased by US$0.09/lb, driven by lower operating costs and the increase in volumes.

AISC net of by-products increased in 3Q22 to US$1.47/lb from US$1.26/lb in 3Q21 mainly due to the above-mentioned reasons, in addition to higher workers participation provision.

Conversion cost for the smelting segment in 3Q22 was US$0.26/lb, up US$0.03/lb from 3Q21 mainly driven by higher energy costs. Compared to 2Q22, conversion cost decreased by 10% due to lower other variable costs.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

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Liquidity and Indebtedness

On September 30, 2022, Nexa’s consolidated gross debt8 amounted to US$1,650 million, 1% lower compared to the balance at June 30, 2022, mainly driven by the 3% Brazilian real (end of period) depreciation against the U.S. dollar and payment of certain financial indebtedness.

At the end of the period, 84% (or US$1,390 million) of the gross debt was denominated in U.S. dollars and 16% (or US$260 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Nexa’s balance sheet remains solid, and liquidity remains strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$538 million at September 30, 2022, 15% lower compared to June 30, 2022, mainly driven by the continued investment over the quarter in excess of operating cash flows.

Total cash was sufficient to cover the payment of all obligations maturing over the next 5 years. The average maturity of the total debt was 4.9 years at an average interest rate of 5.70% per year.

On September 30, 2022, Nexa’s net debt9 was US$1,115 million compared with US$1,045 million at the end of 2Q22.

Only 1.2% (US$21 million) of the total debt matures in 2022, 13% (US$223 million) matures between 2023 and 2026, while 85% (US$1,407 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to adjusted EBITDA of the last twelve months, increased to 1.52x at September 30, 2022, compared to a ratio of 1.33x at June 30, 2022, mainly explained by the lower Adjusted EBITDA and higher net debt. Nexa was in compliance with all its financial covenants.

8 Loans and financings (“gross debt”)

9 Gross debt (US$1,650 million) minus cash and cash equivalents (US$518 million), minus financial investments (US$20 million), plus negative derivatives (US$7 million), plus Lease Liabilities (US$9 million). It does not include the financial instrument related to the offtake agreement.

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US$ million	Sep 30, 2022	Jun 30, 2022
Net debt	1,115.1	1,045.4
LTM adj. EBITDA	733.7	785.8
Net debt/LTM adj. EBITDA	1.52x	1.33x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position and the maturity profile of our debt.

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Cash flows

US$ million	3Q22	9M22
Cash provided by operating activities before working capital	93.1	561.5
Changes in operating assets and liabilities	(23.3)	(202.6)
Net cash flows provided by (used in):
Operating activities	14.4	161.6
Investing activities	(76.9)	(266.7)
Financing activities	(21.6)	(133.1)
Increase (decrease) in cash and cash eq.	(87.2)	(226.0)
Cash and cash eq. at the beginning of the period	605.0	743.8
Cash and cash eq. at the end of the period (1)	517.8	517.8

(1) Does not include financial investments totaling US$20 million at September 30, 2022.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim statement ended on September 30, 2022”.

In 3Q22, the cash provided by operating activities before working capital was US$93 million. Working capital changes had a negative impact of US$23 million. We paid US$29 million in interest and US$26 million in taxes. Consequently, net cash provided by operating activities was US$14 million.

We used US$77 million of net cash flows for investing activities in 3Q22 impacted primarily by (i) US$85 million of CAPEX, including Aripuanã; (ii) increase in intangible assets related to the purchase of additional mineral rights in Vazante in the amount of US$5 million; partially offset by (iii) US$13 million of financial investments.

We used US$22 million in cash in financing activities primarily due to (i) the interest paid on loans and financings; and (ii) the payment of dividends to non-controlling interests (Pollarix). Foreign exchange effects on cash and cash equivalents had a negative impact of US$3 million.

In 9M22, cash provided by operating activities before working capital was US$561 million. We paid US$89 million in interest and US$105 million in taxes. Working capital changes had a negative impact of US$203 million explained by an increase in inventories of US$122 million due to higher prices and volumes, including US$53 million Aripuanã ore stockpile; partially offset by a decrease in trade payables. The net cash provided by operating activities in the period was US$162 million.

We used US$267 million to maintain the sustainability of our business and our growth, including US$63 million investment in Aripuanã, and the acquisition of the common shares of Tinka of US$7 million.

Cash from financing activities totaled US$133 million, including the early redemption of our Notes 2023, partially offset by a new export credit agreement. We paid dividends of US$50 million in 1Q22, for a total of US$62 million including the payment to non-controlling interests (Pollarix). Foreign exchange effects on cash and cash equivalents had a positive impact of US$12 million.

As a result, cash and cash equivalents decreased by US$226 million to US$518 million at the end of 3Q22.

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Others

Offtake agreement

As previously disclosed, Nexa signed an offtake agreement with a third-party international player (“Offtaker”), in which it agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that the Company had with the Offtaker. The accounting for the offtake agreement resulted in the Company recording non-cash income of US$17 million in 9M22.

For further information, please refer to note 1 (b) – Offtake agreement; note 11 (d) – Financial instruments in offtake agreement: fair value; and note (15) in the Condensed Consolidated Interim Financial Statements as at and for the period ended on September 30, 2022.

Financial risk – hedge

Our financial risk management policy seeks to preserve our liquidity and protect our cash flow and its operating components (revenues and costs), as well as financial components (financial assets and liabilities) against adverse credit and market events such as fluctuations in currency and interest rates.

Our current hedge operation protects the margin of all our purchases in our smelting segment of third-party concentrates from LME variances. However, there could be a mismatch effect in the income statement in a particular period, as hedge, revenue and costs can be accrued with different timings due to the need of recognizing the fair value of the hedges in advance to the physical purchase or sale effect, the inventory balance, differences in the purchases and sales quotation periods.

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Market Scenario

3Q22

LME Prices		3Q22	2Q22	1Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21

Zinc	US$/t	3,271	3,915	3,754	2,991	9.4%	3,638	2,886	26.0%
Copper	US$/t	7,745	9,513	9,997	9,372	(17.4%)	9,064	9,188	(1.4%)
Lead	US$/t	1,976	2,199	2,335	2,340	(15.5%)	2,168	2,164	0.2%
Silver	US$/oz	19.23	22.60	24.01	24.36	(21.1%)	21.92	25.75	(14.9%)
Gold	US$/oz	1,729	1,871	1,877	1,790	(3.4%)	1,824	1,800	1.4%

Source: Bloomberg

Zinc

In 3Q22, the LME zinc price averaged US$3,271/t (or US$1.48/lb), up 9% and down 16% compared to 3Q21 and 2Q22, respectively. In July and August, zinc price varied significantly and was traded between US$2,921/t and US$3,877/t. In September, however, it was more stable, closing the month at US$2,986/t. The U.S. dollar appreciation against the major currencies, along with the increase in interest rates in the U.S., were the main reasons for the high volatility in base metal prices, including zinc.

LME inventories continued to fall and closed at 54kt in 3Q22, down 35% from 2Q22. This suggests that the market remains extremely tight, followed by smelter shutdowns in Europe due to higher energy prices.

In China, zinc spot TCs for domestic and imported materials reversed the downward trend and increased by 6% and 9%, compared to 2Q22, respectively, mainly explained by the higher availability of concentrate.

As anticipated, zinc metal demand in our home market (Latin America ex-Mexico) decreased quarter-over-quarter in face of the global market scenario, but remained at robust levels. The civil construction sector was impacted by the increase in input prices and interest rates, reducing its growth perspective. Supply chain disruption and input higher prices are still affecting the auto industry. On the other hand, demand from the infrastructure and solar energy sectors has increased.

Copper

In 3Q22, the LME copper price averaged US$7,745/t (US$3.51/lb), down 17% and 19% compared to 3Q21 and 2Q22, respectively. Copper prices, like other metals, have experienced significant volatility. The market’s recent sell-off results from the expectation of a global economic slowdown, as central banks continue to warn that additional increases in interest rates may be necessary to bring down inflation.

Although LME copper inventories increased to 135kt at the end of September (up 9% compared to 2Q22), this level still represents only 2 days of consumption. Along with persistent supply disruptions, low inventories should support market fundamentals and price recovery.

Spot TCs in China averaged from US$76/t to US$82/t in 3Q22, with a relative surplus in the spot market and limited smelter demand.

Foreign Exchange

The U.S. dollar continued to appreciate against other major currencies during 3Q22 mainly driven by higher interest rates, as investors expect the U.S. Federal Reserve to continue to raise interest rates to tame inflation.

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The average exchange rate for the Brazilian real in 3Q22 was 5.246/US$, versus 4.926/US$ in 2Q22 and 5.228/US$ in 3Q21. The Brazilian real traded lower at the beginning of the quarter, but investors’ preference for the U.S. currency and concerns over Brazilian federal government spending levels have impacted performance towards the end of the quarter. By the end of September, the Brazilian real/US$ exchange rate was 5.406.

The average exchange rate for the Peruvian soles in 3Q22 averaged 3.892/US$, down 4% compared to 3Q21 and up also 4% compared to 2Q22. By the end of September, the Peruvian soles/US$ exchange rate was 3.983.

FX	3Q22	2Q22	3Q21	3Q22 vs. 3Q21	9M22	9M21	9M22 vs. 9M21
BRL/USD (Average)	5.246	4.926	5.228	0.3%	5.136	5.331	(3.7%)
BRL/USD (End of period)	5.406	5.238	5.439	(0.6%)	5.406	5.439	(0.6%)
PEN/USD (Average)	3.892	3.748	4.050	(3.9%)	3.815	3.836	(0.5%)
PEN/USD (End of period)	3.983	3.827	4.135	(3.7%)	3.983	4.135	(3.7%)

Source: Bloomberg

Market | 2022 Outlook

Following the surge of commodity prices earlier this year, in the face of the Ukraine-Russia war and global inflationary pressure, prices ended the third quarter lower than 2Q22, but still at high levels, supported by market fundamentals.

The IMF’s World Economic Outlook (October 2022 report) decreased the expected global economic growth rate for 2022 from 6.0% to 3.2%. Monetary policy should stay the course to restore price stability, and fiscal policy should aim to alleviate the cost-of-living pressures while maintaining a sufficiently tight stance aligned with monetary policy. Structural reforms can further support the fight against inflation by improving productivity and easing supply constraints, while multilateral cooperation is necessary for fast-tracking the green energy transition and preventing fragmentation.

As a result, in the short-term, we expect to not see improvements in demand. However, base metals investments remain attractive in the mid-to-long term, as fundamentals are still strong, with supply under pressure and low inventories. Some sectors have shown resilience, such as infrastructure and auto sectors, which are expected to maintain its growth recovery pace from the previous quarters, therefore contributing positively to zinc demand.

Global zinc demand is estimated to improve in 2023, driven by investments in infrastructure. On the supply side, a lack of feasible projects to fulfill demand requirements will continue to upward pressure on prices.

With respect to copper fundamentals, the demand for mid and long-term is also positive, as the metal plays an important role in new investments, such as in the production of electric vehicles and renewable energy projects. On the supply side, significant volumes of greenfield and brownfield projects will come online by 2024-2025, contributing to a mild surplus in the market, despite political uncertainties in countries such as Chile and Peru, which are the main producers of copper concentrate.

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Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political instability in Peru;
•	changes in global market conditions;
•	supply chain bottlenecks;
•	inflation;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	labor disputes or disagreements with local communities;
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•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

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All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

43

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

44

UPCOMING EVENT

Earnings Conference Call

Date: Friday, October 28, 2022 – 9:00am (EST)

Dial In

USA: +1-844-763-8274

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-717-9224

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Ana Patricia Uculmana Ratto: puculmana@nexaresources.com

Antonio Cordeiro: antonio.cordeiro.ac2@nexaresources.com

45

Appendix

Income Statement	47
Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation	48
Capex	49
All in Sustaining Cash Cost | Mining	50
Conversion and All in Sustaining Cash Cost | Smelting	54

46

Income Statement

US$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Net Revenue	602.9	686.2	655.1	677.9	722.1	829.4	702.6
Cost of sales	(428.9)	(469.3)	(507.0)	(583.8)	(524.8)	(556.3)	(617.8)
SG&A	(30.5)	(30.8)	(33.0)	(39.6)	(36.0)	(37.1)	(31.6)
Mineral exploration and project evaluation	(14.3)	(18.5)	(20.7)	(31.6)	(17.2)	(26.8)	(27.4)
Other income and expenses, net	(8.5)	2.9	(7.1)	44.6	(20.9)	30.4	12.8
Net financial result	(74.2)	32.3	(56.6)	(38.4)	10.7	(74.2)	(52.3)
Financial income	1.9	2.0	3.5	4.0	3.7	8.4	6.7
Financial expenses	(34.2)	(35.3)	(37.6)	(35.2)	(43.4)	(40.3)	(41.6)
Other financial items, net	(41.9)	65.5	(22.5)	(7.3)	50.3	(42.3)	(17.4)
Depreciation, amortization and depletion	59.2	62.2	68.5	68.9	65.9	74.4	72.8
Adjusted EBITDA	180.0	232.7	155.4	136.2	208.5	285.8	103.3
Adj. EBITDA margin	29.8%	33.9%	23.7%	20.1%	28.9%	34.5%	14.7%
Income Tax	(15.0)	(80.6)	(39.8)	(17.8)	(59.6)	(41.8)	(26.2)
Net income (loss)	31.6	122.2	(9.0)	11.4	74.2	123.5	(39.9)
Attributable to Nexa's shareholders	22.8	109.0	(18.8)	1.4	63.0	109.0	(41.2)
Attributable to non-controlling interests	8.8	13.1	9.8	10.0	11.2	14.5	1.4
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	0.17	0.82	(0.14)	0.01	0.48	0.82	(0.31)

47

Net cash flows from operating activities excluding working capital changes and free cash flow - Reconciliation

Nexa manages and reports cash flows from operating activities excluding changes in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes by excluding these measures provides investors a better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before changes in working capital to free cash flow.

US$ million	3Q22	9M22

Cash provided by operating activities	70	359
(-) Working capital changes	(23)	(203)
Trade accounts receivables	29	72
Inventory	44	(122)
Other assets	(31)	(30)
Payables	(71)	(74)
Other liabilities	5	(48)

Cash flows from operations excluding working capital changes	93	561

Interest paid	(30)	(92)
Income tax	(26)	(105)
Sustaining CAPEX (1)	(70)	(186)

Net cash flows from operations excluding working capital changes	(33)	178

Other investments (2)	(10)	(22)
Aripuanã project	(9)	(63)
Loans and investments (3)	(6)	(66)
Dividends and share premium	(3)	(62)
Foreign exchange effects	(3)	12
Working capital changes	(23)	(203)

Free cash flow	(87)	(226)

(1) Non expansion investments related to sustaining and HSE. (2) Other non-expansion investments. Refer to page 7 of this earnings release for CAPEX breakdown.

(3) Loans and financing, bonds repurchase and net sales of financial investments.

For details on cash flows, please refer to the “Condensed consolidated interim statement ended on September 30, 2022.

48

Capex

US$ million	3Q22	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	37.1	28.2	25.2	49.0	34.7	34.5	23.5	141.6
Cerro Lindo	9.6	10.1	7.8	17.1	10.1	9.0	4.4	40.5
El Porvenir	9.5	5.3	5.0	11.4	7.9	8.3	9.0	36.5
Atacocha	0.5	0.7	2.0	2.6	2.5	4.6	1.9	11.6
Vazante	16.4	9.6	9.0	14.9	12.3	10.7	7.5	45.4
Morro Agudo	1.0	2.4	1.3	3.1	1.9	1.9	0.6	7.6
Smelting	30.7	33.2	15.4	28.8	22.9	16.2	8.3	76.3
CJM	12.2	14.5	5.7	13.9	10.4	9.7	5.6	39.6
Três Marias	11.9	11.9	6.0	8.0	4.9	3.2	1.6	17.7
Juiz de Fora	6.5	6.8	3.6	6.9	7.6	3.4	1.1	19.0
Other	17.2	36.5	42.0	86.4	86.1	65.5	52.0	290.0
Total	85.0	97.9	82.5	164.2	143.7	116.2	83.8	507.9

Sustaining (US$ million)	3Q22	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Mining	29.3	26.1	22.8	39.6	25.4	29.3	21.5	115.8
Cerro Lindo	8.6	9.4	7.3	15.2	9.2	7.8	4.4	36.6
El Porvenir	9.4	5.1	4.7	10.2	6.0	8.1	8.6	32.9
Atacocha	0.5	0.8	2.0	2.4	2.4	4.4	2.0	11.1
Vazante	9.9	8.6	7.7	9.2	6.0	7.2	6.1	28.6
Morro Agudo	0.9	2.3	1.1	2.5	1.7	1.8	0.5	6.6
Smelting	18.3	23.8	9.7	20.2	17.0	14.9	7.2	59.2
CJM	10.0	13.1	5.2	12.1	8.3	9.8	5.3	35.5
Três Marias	2.8	5.5	2.6	3.7	3.2	2.3	1.0	10.2
Juiz de Fora	5.4	5.2	2.0	4.4	5.5	2.8	0.9	13.5
Total Operations Sustaining	47.6	49.9	32.5	59.8	42.3	44.3	28.7	175.0
Total Corporate Sustaining	11.1	11.0	7.4	4.0	2.4	7.2	0.4	14.0

49

All in Sustaining Cash Cost | Mining (2)

3Q22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,420	4,595	19,707	12,376	2,278	75,376		75,376
(+)	COGS	30.0	15.1	94.6	40.1	15.7	195.6	(2.2)	193.4
(+)	On-site G&A	0.3	0.2	0.1	0.2	0.1	0.9		0.9
(-)	By-products revenue	(1.4)	(6.8)	(59.7)	(22.6)	(11.9)	(102.3)	4.5	(97.8)
(+)	Treatment Charges	26.0	2.5	9.4	6.8	1.3	46.0		46.0
(+)	Selling Expenses	0.7	2.3	0.4	0.2	0.1	3.7		3.7
(-)	Depreciation, amortization and depletion	(6.0)	(2.3)	(29.5)	(7.0)	(4.4)	(49.1)	(0.0)	(49.1)
(-)	Royalties	(0.5)	(0.4)	(1.0)	(0.5)	(0.2)	(2.5)		(2.5)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(0.5)	(0.7)	(0.0)	(1.8)		(1.8)
(+)	Others	(1.7)	(0.4)	2.2	0.7	1.9	2.7		2.7
(=)	Cash Cost (Sold)	47.2	10.1	16.0	17.2	2.7	93.2	2.3	95.5
	Cash Cost (Sold) (per ton)	1,296.9	2,197.7	810.3	1,389.8	1,179.9	1,236.3	0.0	1,266.7
(+)	Sustaining Capital Expenditure	10.2	1.0	9.6	9.5	0.5	30.8	14.0	44.9
(=)	Sustaining Cash Cost (Sold)	57.4	11.1	25.6	26.7	3.2	124.0	16.3	140.3
	Sustaining Cash Cost (Sold) (per ton)	1,577.3	2,407.6	1,298.4	2,157.4	1,421.0	1,645.5	0.0	1,861.8
(+)	Workers participation & Bonus	0.4	0.2	0.5	0.7	0.0	1.8		1.8
(+)	Royalties	0.5	0.4	1.0	0.5	0.2	2.5		2.5
(+)	Corporate G&A							14.7	14.7
(=)	AISC (Sold)								159.4
(=)	AISC (Sold) (per ton)								2,114.8
(=)	AISC (Sold) in US$/lb								0.96

50

3Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,451	3,640	23,207	14,106	2,461	79,864		79,864
(+)	COGS	27.4	14.1	94.6	36.5	14.4	186.9	5.7	192.6
(+)	On-site G&A	0.4	0.4	0.0	0.1	0.0	1.0		1.0
(-)	By-products revenue	(3.4)	(6.0)	(83.2)	(25.9)	(13.8)	(132.2)	(3.9)	(136.1)
(+)	Treatment Charges	17.1	1.3	9.7	6.1	1.4	35.6		35.6
(+)	Selling Expenses	0.1	0.7	0.5	0.1	(0.1)	1.4		1.4
(-)	Depreciation, amortization and depletion	(6.6)	(1.4)	(29.8)	(6.6)	(3.0)	(47.3)	(0.0)	(47.3)
(-)	Royalties	(0.4)	(0.3)		(0.5)	(0.2)	(1.4)		(1.4)
(-)	Workers participation & Bonus	(0.5)	(0.3)	(4.0)	(1.8)	(0.1)	(6.6)		(6.6)
(+)	Others	(2.4)	(0.7)	(0.1)	3.4	0.0	0.2		0.2
(=)	Cash Cost (Sold)	31.9	7.9	(12.2)	11.4	(1.4)	37.6	1.8	39.4
	Cash Cost (Sold) (per ton)	875.5	2,170.8	(527.2)	807.6	(551.6)	471.0	0.0	493.6
(+)	Sustaining Capital Expenditure	10.8	1.9	10.1	7.9	2.5	33.2	4.3	37.5
(=)	Sustaining Cash Cost (Sold)	42.7	9.8	(2.1)	19.2	1.2	70.8	6.1	76.9
	Sustaining Cash Cost (Sold) (per ton)	1,172.2	2,703.3	(91.5)	1,364.4	470.9	887.1	0.0	963.0
(+)	Workers participation & Bonus	0.5	0.3	4.0	1.8	0.1	6.6		6.6
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.4		1.4
(+)	Corporate G&A							11.3	11.3
(=)	AISC (Sold)								96.2
(=)	AISC (Sold) (per ton)								1,204.8
(=)	AISC (Sold) in US$/lb								0.55

51

9M22

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	97,858	14,086	66,007	39,875	6,686	224,512	0	224,512
(+)	COGS	85.9	45.8	297.5	128.7	52.1	609.9	(7.7)	602.3
(+)	On-site G&A	0.9	0.7	0.3	0.5	0.3	2.6	0.0	2.6
(-)	By-products revenue	(5.6)	(17.1)	(255.4)	(82.8)	(46.2)	(407.1)	14.0	(393.1)
(+)	Treatment Charges	66.7	7.1	30.3	21.0	3.5	128.6	0.0	128.6
(+)	Selling Expenses	0.2	0.9	1.9	0.7	0.3	4.2	0.0	4.2
(-)	Depreciation, amortization and depletion	(18.4)	(7.0)	(89.7)	(19.0)	(11.0)	(145.2)	(0.0)	(145.2)
(-)	Royalties	(1.5)	(1.0)	(4.3)	(2.9)	(0.6)	(10.5)	0.0	(10.5)
(-)	Workers participation & Bonus	(1.2)	(0.7)	(12.3)	(4.4)	(0.6)	(19.1)	0.0	(19.1)
(+)	Others	(8.4)	(1.0)	0.1	(3.9)	(3.0)	(16.2)	0.0	(16.2)
(=)	Cash Cost (Sold)	118.5	27.6	(31.5)	37.9	(5.2)	147.3	6.3	153.6
	Cash Cost (Sold) (per ton)	1,211.1	1,958.6	(477.3)	950.9	(779.5)	656.1	0.0	684.2
(+)	Sustaining Capital Expenditure	28.3	4.7	27.6	19.8	3.3	83.7	42.0	125.7
(=)	Sustaining Cash Cost (Sold)	146.8	32.3	(3.9)	57.7	(1.9)	231.0	48.3	279.4
	Sustaining Cash Cost (Sold) (per ton)	1,500.4	2,292.9	(59.5)	1,447.4	(280.0)	373.0	0.0	1,244.3
(+)	Workers participation & Bonus	1.2	0.7	12.3	4.4	0.6	19.1	0.0	19.1
(+)	Royalties	1.5	1.0	4.3	2.9	0.6	10.5	0.0	10.5
(+)	Corporate G&A							39.2	39.2
(=)	AISC (Sold)								348.2
(=)	AISC (Sold) (per ton)								1,550.8
(=)	AISC (Sold) in US$/lb								0.70

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$4.4 million in Vazante in 1Q22, and US$2.0 million in Atacocha in 9M22.

52

9M21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	104,891	12,590	79,155	38,026	4,993	239,655	0	239,655
(+)	COGS	69.9	35.7	279.5	107.7	37.7	530.5	5.1	535.6
(+)	On-site G&A	1.2	0.9	0.1	0.2	0.1	2.5	0.0	2.5
(-)	By-products revenue	(10.2)	(14.4)	(273.6)	(70.0)	(38.4)	(406.6)	(0.8)	(407.4)
(+)	Treatment Charges	53.6	4.9	44.8	20.7	2.9	126.9	0.0	126.9
(+)	Selling Expenses	0.4	1.3	1.2	0.5	0.2	3.6	0.0	3.6
(-)	Depreciation, amortization and depletion	(15.3)	(4.2)	(81.4)	(19.2)	(7.2)	(127.3)	0.5	(126.8)
(-)	Royalties	(1.2)	(0.7)	0.0	(1.4)	(0.5)	(3.9)	0.0	(3.9)
(-)	Workers participation & Bonus	(1.1)	(0.6)	(15.1)	(2.6)	(0.2)	(19.7)	0.0	(19.7)
(+)	Others	(4.8)	(1.3)	(0.7)	2.5	(1.2)	(5.5)	0.0	(5.5)
(=)	Cash Cost (Sold)	92.5	21.6	(45.1)	38.3	(6.7)	100.6	4.8	105.4
	Cash Cost (Sold) (per ton)	882.0	1,712.4	(569.9)	1,008.4	(1,341.1)	419.8	0.0	439.9
(+)	Sustaining Capital Expenditure	27.5	4.5	23.5	25.2	9.0	89.7	20.5	110.1
(=)	Sustaining Cash Cost (Sold)	120.0	26.0	(21.6)	63.5	2.3	190.3	25.3	215.5
	Sustaining Cash Cost (Sold) (per ton)	1,144.2	2,067.6	(273.2)	1,670.7	464.2	793.9	0.0	899.3
(+)	Workers participation & Bonus	1.1	0.6	15.1	2.6	0.2	19.7		19.7
(+)	Royalties	1.2	0.7	0.0	1.4	0.5	3.9		3.9
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0		37.4	37.4
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0			276.5
(=)	AISC (Sold) (per ton)								1,153.6
(=)	AISC (Sold) in US$/lb								0.52

53

Conversion and All in Sustaining Cash Cost | Smelting (2)

3Q22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,183	22,129	91,454	158,766		158,766
(+)	COGS	153.2	88.4	336.7	578.3	(1.1)	577.3
(-)	Cost of freight	(5.6)	(2.8)	(13.9)	(22.3)		(22.3)
(+)	On-site G&A	0.5	0.3	0.7	1.5	0.0	1.5
(-)	Depreciation, amortization and depletion	(4.6)	(3.2)	(11.8)	(19.6)		(19.6)
(-)	By-products revenue	(2.3)	(9.2)	(39.3)	(50.8)	1.1	(49.8)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(2.8)	(3.5)		(3.5)
(+)	Others	(4.1)	(2.2)	0.2	(6.1)		(6.1)
(=)	Cash Cost (Sold)	136.7	70.9	269.8	477.4	0.0	477.4
	Cash Cost (Sold) (per ton)	3,024.6	3,203.8	2,950.4	3,006.9		3,006.9
(+)	Sustaining Capital Expenditure	11.9	6.5	12.2	30.7	(6.9)	23.8
(=)	Sustaining Cash Cost (Sold)	148.6	77.4	282.1	508.1	(6.9)	501.2
	Sustaining Cash Cost (Sold) (per ton)	3,288.9	3,497.5	3,084.2	3,200.1		3,156.6
(+)	Workers participation & Bonus	0.4	0.3	2.8	3.5		3.5
(+)	Corporate G&A					8.1	8.1
(=)	AISC (Sold)						512.8
(=)	AISC (Sold) (per ton)						3,229.9
(=)	AISC (Sold) in US$/lb						1.47

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	45,183	22,129	91,454	158,766
	COGS	153.2	88.4	336.7	578.3
(-)	Raw Material	(109.7)	(60.6)	(238.3)	(408.6)
(+)	By product cost	(14.0)	(0.6)	(6.5)	(21.0)
(+/-)	Consolidation effects	1.8	0.3	(40.5)	(38.5)
(+)	Others	(12.0)	(9.3)	1.5	(19.7)
(=)	Conversion Cost	19.3	18.2	52.9	90.4
(=)	Conversion Cost in US$/t	428.2	822.6	578.3	569.6
(=)	Conversion Cost in US$/lb	0.19	0.37	0.26	0.26

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

54

3Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	52,213	19,517	76,778	148,508		148,508
(+)	COGS	141.6	59.5	245.2	446.4	(1.2)	445.2
(-)	Cost of freight	(6.2)	(0.6)	(5.5)	(12.4)		(12.4)
(+)	On-site G&A	0.4	0.3	1.7	2.4	0.0	2.4
(-)	Depreciation, amortization and depletion	(3.6)	(3.1)	(13.5)	(20.2)		(20.2)
(-)	By-products revenue	(4.1)	(5.6)	(11.7)	(21.3)	1.2	(20.1)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(0.3)	(1.0)		(1.0)
(+)	Others	(8.2)	(3.8)	(1.9)	(13.9)		(13.9)
(=)	Cash Cost (Sold)	119.6	46.3	214.0	379.9	0.0	379.9
	Cash Cost (Sold) (per ton)	2,290.2	2,374.4	2,787.3	2,558.3		2,558.3
(+)	Sustaining Capital Expenditure	4.9	7.6	10.4	22.9	0.5	23.4
(=)	Sustaining Cash Cost (Sold)	124.5	54.0	224.4	402.8	0.5	403.3
	Sustaining Cash Cost (Sold) (per ton)	2,383.7	2,765.7	2,922.6	2,712.5		2,715.8
(+)	Workers participation & Bonus	0.4	0.3	0.3	1.0		1.0
(+)	Corporate G&A					7.6	7.6
(=)	AISC (Sold)						411.9
(=)	AISC (Sold) (per ton)						2,773.5
(=)	AISC (Sold) in US$/lb						1.26

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	52,213	19,517	76,778	148,508
	COGS	141.6	59.5	245.2	446.4
(-)	Raw Material	(103.7)	(39.6)	(190.1)	(333.4)
(+)	By product cost	(11.8)	(0.7)	(6.0)	(18.4)
(+/-)	Consolidation effects	(1.1)	2.4	(12.9)	(11.6)
(+)	Others	(11.1)	(8.8)	11.2	(8.7)
(=)	Conversion Cost	14.0	12.9	47.4	74.3
(=)	Conversion Cost in US$/t	268.1	658.9	617.4	500.0
(=)	Conversion Cost in US$/lb	0.12	0.30	0.28	0.23

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

55

9M22

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	129,540	61,464	241,331	432,335		432,335
(+)	COGS	475.8	246.6	902.4	1,624.7	(4.4)	1,620.3
(-)	Cost of freight	(14.3)	(7.7)	(41.9)	(64.0)	0.0	(64.0)
(+)	On-site G&A	1.6	0.8	5.0	7.4	0.0	7.4
(-)	Depreciation, amortization and depletion	(14.0)	(10.0)	(37.0)	(61.1)	0.0	(61.1)
(-)	By-products revenue	(6.7)	(29.6)	(127.6)	(163.8)	4.4	(159.4)
(-)	Workers participation & Bonus	(1.0)	(0.9)	(10.8)	(12.8)	0.0	(12.8)
(+)	Others	(11.0)	(4.6)	10.2	(5.3)	0.0	(5.3)
(=)	Cash Cost (Sold)	430.3	194.6	700.2	1,325.1	0.0	1,325.1
	Cash Cost (Sold) (per ton)	3,321.7	3,166.1	2,901.3	3,064.9		3,064.9
(+)	Sustaining Capital Expenditure	29.9	16.9	32.4	79.2	(13.8)	65.4
(=)	Sustaining Cash Cost (Sold)	460.2	211.5	732.6	1,404.3	(13.8)	1,390.5
	Sustaining Cash Cost (Sold) (per ton)	3,552.5	3,441.0	3,035.6	3,248.1		3,216.2
(+)	Workers participation & Bonus	1.0	0.9	10.8	12.8	0.0	12.8
(+)	Corporate G&A	0.0	0.0	0.0	0.0	22.7	22.7
(=)	AISC (Sold)				0.0	0.0	1,426.0
(=)	AISC (Sold) (per ton)						3,298.4
(=)	AISC (Sold) in US$/lb						1.50

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	129,540	61,464	241,331	432,335
	COGS	475.8	246.6	902.4	1,624.7
(-)	Raw Material	(340.9)	(176.4)	(709.4)	(1,226.7)
(+)	By product cost	(43.1)	(2.8)	(19.7)	(65.6)
(+/-)	Consolidation effects	(1.4)	0.9	(17.5)	(18.0)
(+)	Others	(38.0)	(17.3)	(5.4)	(60.7)
(=)	Conversion Cost	52.4	51.1	150.4	253.8
(=)	Conversion Cost in US$/t	404.3	830.7	623.0	587.0
(=)	Conversion Cost in US$/lb	0.18	0.38	0.28	0.27

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

56

9M21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	143,826	59,413	239,811	443,050		443,050
(+)	COGS	374.2	163.5	701.1	1,238.8	(1.2)	1,237.6
(-)	Cost of freight	(10.8)	(2.3)	(25.5)	(38.6)	0.0	(38.6)
(+)	On-site G&A	3.7	3.2	15.1	22.0	0.0	22.0
(-)	Depreciation, amortization and depletion	(10.4)	(9.1)	(41.0)	(60.5)	0.0	(60.5)
(-)	By-products revenue	(8.1)	(16.5)	(61.5)	(86.1)	2.4	(83.7)
(-)	Workers participation & Bonus	(0.9)	(0.8)	(1.5)	(3.3)	0.0	(3.3)
(+)	Others	(14.4)	(7.2)	0.0	(21.6)	0.0	(21.6)
(=)	Cash Cost (Sold)	333.1	130.9	586.7	1,050.7	1.2	1,051.9
	Cash Cost (Sold) (per ton)	2,316.1	2,202.8	2,446.6	2,371.5		2,374.2
(+)	Sustaining Capital Expenditure	9.7	12.1	25.6	47.3	0.2	47.5
(=)	Sustaining Cash Cost (Sold)	342.8	143.0	612.3	1,098.0	1.4	1,099.4
	Sustaining Cash Cost (Sold) (per ton)	2,383.2	2,406.5	2,553.2	2,478.4		2,481.5
(+)	Workers participation & Bonus	0.9	0.8	1.5	3.3	0.0	3.3
(+)	Corporate G&A	0.0	0.0	0.0	0.0	22.2	22.2
(=)	AISC (Sold)				0.0	0.0	1,124.9
(=)	AISC (Sold) (per ton)						2,538.9
(=)	AISC (Sold) in US$/lb						1.15

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	143,826	59,413	239,811	443,050
	COGS	378.1	166.3	715.1	1,259.5
(-)	Raw Material	(264.4)	(115.9)	(535.0)	(915.3)
(+)	By product cost	(32.9)	(2.3)	(14.7)	(49.9)
(+/-)	Consolidation effects	(15.1)	4.0	(46.7)	(57.8)
(+)	Others	(27.3)	(17.4)	4.8	(39.9)
(=)	Conversion Cost	38.4	34.7	123.5	196.6
(=)	Conversion Cost in US$/t	267.1	584.5	514.8	443.7
(=)	Conversion Cost in US$/lb	0.12	0.27	0.23	0.20

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

57